PT Indosat Tbk and subsidiaries

Consolidated financial statements

Nine months ended September 30, 2009 and 2010

(unaudited)

0

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010 (UNAUDITED)

Table of Contents

Page

Consolidated Balance Sheet

…………………………………………………………………………...

1 - 4

Consolidated Statement of Income

……………………………………………………………………

5 - 6

Consolidated Statement of Changes in Stockholders’ Equity

………………………………………

7

Consolidated Statement of Cash Flows

………………………………………………………………

8 - 9

Notes to Consolidated Financial Statements

………………………………………………………….

10 - 118

***************************

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

September 30, 2009 and 2010 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2c,2q, 2v,

4,18,27,35

2,237,212

6,185,065

693,082

Short-term investments - net of

allowance for decline in value

of Rp25,395 in 2009 and 2010

2d,18

-

-

Accounts receivable

2e,2q,5,18,35

Trade

Related parties - net of

allowance for doubtful

accounts of Rp46,701 in

2009 and Rp59,913

in 2010

2v,27

116,460

144,186

16,157

Third parties - net of

allowance for doubtful

accounts of Rp413,699

in 2009 and Rp423,893

in 2010

1,246,666

1,414,785

158,537

Others - net of allowance

for doubtful accounts of

Rp16,952 in 2009 and

Rp15,140 in 2010

25,933

26,055

2,920

Inventories - net of allowance for

obsolescence of Rp2,965 in

2009 and Rp8,305 in 2010

2f

181,779

113,021

12,665

Derivative assets

2q,18,29,35

281,485

119,462

13,387

Advances

30d

49,236

98,452

11,032

Prepaid taxes

2s,6,14

839,733

616,381

69,070

Prepaid expenses

2g,2k,2p,2v,

26,27,29l,38

1,228,209

1,146,835

128,511

Other current financial assets

2c,2q,2v,

18,27,35,38

25,988

43,191

4,840

Other current assets

2v,38

422

1,082

121

Total Current Assets

6,233,123

9,908,515

1,110,322

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

September 30, 2009 and 2010 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp1,246 in 2009

and Rp646 in 2010

2e,2q,2v,

18,27,35,38

8,275

7,960

892

Deferred tax assets - net

2s,14

87,906

89,270

10,003

Investments in associated

companies - net of allowance

for decline in value of

Rp56,586 in 2009 and 2010

2h,7

700

422

47

Other long-term investments - net

of allowance for decline in value

of Rp99,977 in 2009 and 2010

2h,2q,8,18,35

2,730

2,730

306

Property and equipment

2i,2j,2o,9,16

Cost

73,677,070

78,115,262

8,753,391

Accumulated depreciation

(28,662,535

)

(34,792,378)

(3,898,743)

Impairment in value

(98,611

)

(98,611)

(11,050)

Net

44,915,924

43,224,273

4,843,598

Goodwill and other

intangible assets - net

2l,10,38

1,646,594

1,416,447

158,724

Long-term prepaid rentals -

net of current portion

2g,11,38

693,345

756,005

84,716

Long-term prepaid licenses -

net of current portion

2g,2k,38

461,867

414,169

46,411

Long-term advances

2v,12,27,30d

383,003

241,336

27,043

Long-term prepaid pension - net

of current portion

2p,2v,26,27

162,907

120,149

13,464

Long-term receivables

38

52,221

46,169

5,174

Other non-current financial assets

2c,2q,2v,18,

27,30d,30e,

35,38

85,422

85,842

9,619

Other non-current assets

2v,27,38

83,336

8,469

949

Total Non-current Assets

48,584,230

46,413,241

5,200,946

TOTAL ASSETS

54,817,353

56,321,756

6,311,268

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

September 30, 2009 and 2010 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

      2q,18,35

Related parties

2v,27

46,057

28,182

3,158

Third parties

604,431

591,159

66,244

Procurement payable

2q,2v,13,18,27,35

6,019,797

4,000,682

448,306

Taxes payable

2s,14

132,637

93,864

10,518

Accrued expenses

2q,2v,15,18,

26,27,35,38

1,515,372

1,767,281

198,037

Unearned income

2n,30c

969,572

1,111,349

124,535

Deposits from customers

2q,18,35

24,122

87,115

9,762

Derivative liabilities

2q,18,29,35

211,792

284,631

31,895

Current maturities of:

Loans payable

2m,2q,2v,

16,18,27,35

1,438,385

2,665,040

298,637

Bonds payable

2m,2q,17,18,35

-

1,737,025

194,646

Other current financial

liabilities

2q,2v,18,

27,28,35,38

94,128

46,329

5,192

Other current liabilities

2v,27,38

73,405

93,930

10,526

Total Current Liabilities

11,129,698

12,506,587

1,401,456

NON-CURRENT LIABILITIES

Due to related parties

2q,2v,18,27,35,38

23,624

20,998

2,353

Deferred tax liabilities - net

2s,14

1,512,965

1,730,101

193,871

Loans payable - net of current

maturities

2m,2q,16,18,35

Related party

2v,27

2,191,795

1,794,597

201,098

Third parties

10,875,788

9,040,576

1,013,063

Bonds payable - net of current

maturities

2m,2q,17,18,35

9,912,581

12,071,104

1,352,656

Employee benefit obligations -

net of current portion

2p,19,26,38

798,005

951,245

106,594

Other non-current financial

liabilities

2q,38

16,712

-

-

Other non-current liabilities

2v,27,30d,35,38

131,659

113,089

12,672

Total Non-current Liabilities

25,463,129

25,721,710

2,882,307

TOTAL LIABILITIES

36,592,827

38,228,297

4,283,763

MINORITY INTEREST

2b

313,560

358,605

40,184

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

September 30, 2009 and 2010 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

20

543,393

543,393

60,891

Premium on capital stock

20

1,546,587

1,546,587

173,306

Difference in transactions of equity

changes in associated

companies/subsidiaries

2h

404,104

404,104

45,283

Difference in foreign currency

translation

2b

3,983

(2,259)

(253)

Retained earnings

Appropriated

119,463

134,446

15,066

Unappropriated

15,293,436

15,108,583

1,693,028

STOCKHOLDERS’ EQUITY - NET

17,910,966

17,734,854

1,987,321

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

54,817,353

56,321,756

6,311,268

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

 ________________

Rp

Rp

US$

OPERATING REVENUES

2n,2v,21,27,

31,32,33,38

Cellular

10,217,260

11,914,352

1,335,091

Multimedia, Data

Communication,

Internet (“MIDI”)

2,009,059

1,810,876

202,922

Fixed telecommunications

1,506,547

1,117,851

125,263

Total Operating Revenues

13,732,866

14,843,079

1,663,276

OPERATING EXPENSES

2n

Cost of services

2k,2v,2

2,27,30i,

32,33,38

5,199,423

5,291,105

592,907

Depreciation and amortization

2i,2l,9,10,38

3,735,174

4,565,620

511,611

Personnel

2o,2p,2v

1,097,674

1,138,464

127,573

23,26,27

Marketing

611,043

821,914

92,102

General and administration

2v,24,27

497,281

463,923

51,986

Total Operating Expenses

11,140,595

12,281,026

1,376,179

OPERATING INCOME

2,592,271

2,562,053

287,097

OTHER INCOME (EXPENSES)

        2n

Gain on foreign exchange - net

2q,2r,5

1,394,440

589,156

66,019

Interest income

      2v,27

120,899

113,166

12,681

Financing cost

         2m,2v,16,17,25,27

(1,359,189

)

(1,745,054)

(195,546

)

Loss on change in fair value

of derivatives - net

     2q,29

(387,552

)

(378,431)

(42,406

)

Amortization of goodwill

      2l,10

(177,173

)

(169,880

)

(19,036

)

Others - net

     8,9,14

(68,370

)

(97,468

)

(10,922

)

Other Expenses - Net

(476,945

)

(1,688,511

)

(189,210

)

INCOME BEFORE INCOME TAX

2,115,326

873,542

97,887

INCOME TAX EXPENSE

2s,14

Current

(434,546

)

(99,859

)

(11,190

)

Deferred

(191,422

)

(193,320

)

(21,663

)

Total Income Tax Expense

(625,968

)

(293,179

)

(32,853

)

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME (continued)

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

 ________________

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME OF

SUBSIDIARIES

1,489,358

580,363

65,034

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(39,450

)

(49,449)

(5,541)

NET INCOME

1,449,908

530,914

59,493

BASIC EARNINGS PER SHARE

2u

266.82

97,70

0.01

BASIC EARNINGS PER ADS

(50 B shares per ADS)

           2u

13,341.24

4,885.17

0.55

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

 (Expressed in millions of rupiah)

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2009

543,393

1,546,587

404,104

13,291

100,678

14,801,568

17,409,621

Difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International

Finance Company B.V from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah - net of applicable income tax benefit of Rp850, Rp1,447 and

Rp806, respectively

2b

-

-

-

(9,308

)

-

-

(9,308)

Resolution during the Annual Stockholders’ General Meeting on June 11, 2009

28

Declaration of cash dividend

-

-

-

-

-

(939,255

)

               (939,255)

Appropriation for reserve fund

-

-

-

-

18,785

(18,785

)

-

Net income for the period

-

-

-

-

-

1,449,908

1,449,908

Balance as of September 30, 2009

543,393

1,546,587

404,104

3,983

119,463

15,293,436

17,910,966

Balance as of January 1, 2010

543,393

1,546,587

404,104

2,369

119,464

15,341,773

17,957,690

Difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and  Indosat International

Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd.

and Indosat Palapa B.V. from U.S.dollar to rupiah - net of applicable income tax benefit of Rp726, Rp336, Rp371 and Rp110, respectively

2b

-

-

-

(4,628)

-

-

(4,628)

Resolution during the Annual Stockholders’ General Meeting on June 22, 2010

28

Declaration of cash dividend

-

-

-

-

-

(749,122

)

(749,122)

Appropriation for reserve fund

-

-

-

-

14,982

(14,982

)

-

Net income for the period

-

-

-

-

-

530,914

530,914

Balance as of September 30, 2010

543,393

1,546,587

404,104

(2,259)

134,446

15,108,583

17,734,854

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar)

2010

Notes

2009

2010

(Note 3)

______________

RpRpUS$

CASH FLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

13,457,388

14,697,282

1,646,939

Interest income

131,442

111,700

12,517

Refund of taxes

6

84,650

41,753

4,679

Cash paid to/for:

Suppliers and others

             (6,583,956)

(6,167,112)

(691,070

)

Financing cost

(1,283,907

)

(1,829,875)

(205,051

)

Employees

(908,672

)

(1,096,052

)

(122,821

)

Income taxes

(902,301

)

(187,991)

(21,066

)

Interest margin paid

29n-aa

(25,985

)

(95,165

)

(10,664

)

Swap cost from cross currency

swap contracts

29b-k

(65,905

)

(65,231

)

(7,310

)

Long-term prepaid licence

1a,2k

(320,000

)

-

-

Net Cash Provided by Operating Activities

3,582,754

5,409,309

606,153

CASH FLOWS FROM INVESTING

ACTIVITIES

Proceeds of Palapa D-Satellite insurance

claim

9

-

537,657

60,248

Cash dividend received from other

long-term investment

8

16,528

19,281

2,161

Proceeds from sale of property

and equipment

9

2,253

1,940

217

Acquisitions of property and

equipment

9

(9,440,554)

(4,316,850)

(483,735)

Acquisition of intangible assets

10

(16,614

)

(22,798)

(2,554)

Net Cash Used in Investing Activities

(9,438,387

)

(3,780,770)

(423,663)

CASH FLOWS FROM FINANCING

ACTIVITIES

Proceeds from bonds payable

17

-

5,851,300

655,681

Proceeds from long-term loans

16

3,879,237

1,092,059

122,373

Decrease (increase) in restricted cash and

cash equivalents

(11,694

)

19,645

2,202

Repayment of bonds payable

17

(14,453

)

(3,080,816

)

(345,228

)

Repayment of long-term loans

16

(510,155

)

(1,375,404

)

(154,124

)

Cash dividend paid by the Company

(939,255

)

(749,122

)

(83,945

)

Swap cost from cross currency swap contracts

29a

(32,390

)

(28,850

)

(3,233

)

Cash dividend paid by subsidiaries

 to minority interest

(9,291

)

(8,285

)

(928

)

Net Cash Provided by Financing Activities

2,361,999

1,720,527

192,798

NET INCREASE (DECREASE) IN

CASH AND CASH EQUIVALENTS

(3,493,634

)

3,349,066

375,288

CASH AND CASH EQUIVALENTS

AT BEGINNING OF PERIOD

5,737,866

2,835,999

317,794

CASH AND CASH EQUIVALENTS

OF LIQUIDATED SUBSIDIARY*

(7,020

)

-

-

CASH AND CASH EQUIVALENTS

AT END OF PERIOD

4

2,237,212

6,185,065

693,082

* PT Satelindo Multi Media (“SMM”) was liquidated on June 23, 2009.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

NIne Months Ended September 30, 2009 and 2010 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar)

2010

Notes

2009

2010

(Note 3)

______________

RpRpUS$

DETAILS OF CASH AND CASH EQUIVALENTS:

Time deposits with original maturities of

three months or less and deposits on call

1,875,785

5,684,390

636,978

Cash on hand and in banks

361,427

500,675

56,104

Cash and cash equivalents as stated in the

consolidated balance sheets

2,237,212

6,185,065

693,082

SUPPLEMENTAL CASH FLOW INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment credited to:

Long-term advances

73,090

53,055

5,945

Loans payable

706,747

-

-

    Other non-current liabilities

16,712

-

-

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (“BKPM”) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (BAPEPAM-LK) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been approved by and reported to the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The amendments relate to, among others, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable and definition of conflict of interests.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services for public use, interconnection internet services, internet access services, mobile telecommunications networks and fixed telecommunications networks; and

b.

To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services;

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services by the Company), including research, customer services, education and courses both domestic and overseas; and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services including but not limited to electronic transactions and provision of hardware, software, content as well as telecommunications-managed services.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

The following are operating licenses obtained by the Company and PT Indosat Mega Media, a subsidiary:

License No.	Date Issued	Issuing Body	Period of License	Description
KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.), which was amended by license No.198/KEP/M.KOMINFO/ 05/2010
KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years

Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance,  and international long-distance telephony

services, which was  amended by licenses No.311/KEP/M.KOMINFO/8/2010, No.312/KEP/M.KOMINFO/8/2010 and  No.313/KEP/M.KOMINFO/8/2010

19/KEP/M.KOMINFO/02/2006 and 29/KEP/M.KOMINFO/03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information and Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amended operating license for nationwide GSM cellular mobile network (including its basic telephony services and the rights and obligations of 3G services)
181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to Satelindo
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous License No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged to, among others, pay upfront fee of Rp320,000 (Notes 2k and 38) and radio frequency fee (Note 30f).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

License No.	Date Issued	Issuing Body	Period of License	Description
237/KEP/M.KOMINFO/7/2009	July 27, 2009	MOCIT	10 years	Operating license for “Packet Switched” local fixed telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (BWA) (**)
268/KEP/M.KOMINFO/9/2009	September 1, 2009	MOCIT	10 years	Operating license for one additional block (2 x 5 Mhz) of 3G frequency (***)
198/KEP/M.KOMINFO/05/2010	May 27, 2010	MOCIT	Evaluated every 5 years	Amended operating license for nationwide closed fixed communications network (e.g.,VSAT, frame relay, etc.), which replaces the previous license (No.KP.69/Thn 2004) given to the Company
311/KEP/M.KOMINFO/8/2010 312/KEP/M.KOMINFO/8/2010 and 313/KEP/M.KOMINFO/8/2010	August 24, 2010	MOCIT	Evaluated every 5 years

Amended operating license for fixed network and basic telephony service which covers the provision of local, national long-distance, and international long-distance telephony         services,        which

replaces the  previous         license

(No. KP.203/Thn 2004) given to the Company

   (**)

PT Indosat Mega Media was obliged to, among others, pay upfront fee of Rp18,408 (Note 2k) and radio frequency fee (Note 30f).

 (***)

The Company was obliged, among others, to pay upfront fee of Rp320,000 (Note 2k) and radio frequency fee (Note 30f).

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of making payments to certain merchants. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

On March 17, 2008, MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers. Based on this Decree, the construction of telecommunications towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunications towers is obliged to allow other telecommunications operators to utilize its telecommunications towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and the Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009 on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunication Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally owned company.

On September 3, 2010, based on letter No.12/67/DASP/25 from Bank Indonesia (Central Bank), the Company obtained approval to become “money remitter” for making payment in local and international coverage.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

1.

GENERAL (continued)

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares), have also been traded on the New York Stock Exchange since 1994.

As of September 30, 2010, the Companies’ outstanding bonds issued to the public are as follows:

Bond (Note 17)	Effective Date	Registered with and Traded on:
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange
2. Third Indosat Bonds series B in Year 2003 with Fixed Rate	October 22, 2003	Indonesia Stock Exchange
3. Fourth Indosat Bonds in Year 2005 with Fixed Rate	June 21, 2005	Indonesia Stock Exchange
4. Indosat Syari’ah Ijarah Bonds in Year 2005	June 21, 2005	Indonesia Stock Exchange
5. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
6. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
7. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
8. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
9. Seventh Indosat Bonds in Year 2009 with Fixed Rates	December 8, 2009	Indonesia Stock Exchange
10. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange
11. Guaranteed Notes Due 2020	July 29, 2010	Singapore Exchange Securities Trading Limited

c.

Employees, Directors, Commissioners and Audit Committee

Based on a resolution at each of the Stockholders’ Annual General Meeting held on June 11, 2009 which is notarized under Deed No. 118 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) on the same date and the Stockholders’ Annual General Meeting held on June 22, 2010 which is notarized under Deed No. 164 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners and Board of Directors as of September 30, 2009 and 2010, respectively, is as follows:

Board of Commissioners:

2009

2010

President Commissioner

Abdulla Mohammed S.A

Abdulla Mohammed S.A

     Al Thani

     Al Thani

Commissioner

Dr. Nasser Mohd. A. Marafih

Dr. Nasser Mohd. A. Marafih

Commissioner

Rachmad Gobel

Rachmad Gobel

Commissioner

Richard Farnswoth Seney

Richard Farnsworth Seney

Commissioner

Jarman

Jarman

Commissioner

Rionald Silaban

Rionald Silaban

Commissioner

Setyanto Prawira Santosa*

Alexander Rusli*

Commissioner

Michael Francis Latimer*

Chris Kanter*

Commissioner

Thia Peng Heok George*

Thia Peng Heok George*

Commissioner

Soeprapto*

Soeprapto*

*

Independent commissioner

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee (continued)

Board of Directors:

2009

2010

President Director and

Chief Executive Officer

Harry Sasongko Tirtotjondro

Harry Sasongko Tirtotjondro

Director and Chief Financial

Officer

Peter Wladyslaw Kuncewicz

Peter Wladyslaw Kuncewicz

Director and Chief

Commercial Officer

Kaizad Bomi Heerjee

Laszlo Imre Barta

Director and Chief

Technology Officer

Stephen Edward Hobbs

Stephen Edward Hobbs

Director and Chief Wholesale

and Infrastructure Officer

Fadzri Sentosa

Fadzri Sentosa

The composition of the Company’s Audit Committee as of September 30, 2009 and 2010 is as follows:

2009

2010

Chairman

Thia Peng Heok George

Thia Peng Heok George

Member

Michael Francis Latimer

Chris Kanter

Member

Soeprapto

Soeprapto

Member

Unggul Saut Marupa

Unggul Saut Marupa

     Tampubolon

    Tampubolon

Member

Kanaka Puradiredja

Kanaka Puradiredja

The Company and subsidiaries (collectively referred to hereafter as “the Companies”)
have approximately 7,145 and 6,712 employees, including non-permanent employees, as of     September 30, 2009 and 2010, respectively.

d.

Structure of the Company’s Subsidiaries

As of September 30, 2009 and 2010, the Company has direct and indirect ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

 Principal Activity

Operations

2009

2010

Indosat Palapa Company B.V.

(“IPBV”) (1)

Amsterdam

Finance

2010

-

100.00

Indosat Mentari Company B.V.

(“IMBV”) (1)

Amsterdam

Finance

2010

-

100.00

Indosat Finance Company B.V.

(“IFB”) (2)

Amsterdam

Finance

2003

100.00

100.00

Indosat International Finance

Company B.V. (“IIFB”) (3)

 Amsterdam

Finance

2005

100.00

100.00

Indosat Singapore Pte. Ltd. (“ISPL”)

Singapore

Telecommunications

2005

100.00

100.00

PT Indosat Mega Media (“IMM”)

Jakarta

Multimedia

2001

99.85

99.85

PT Starone Mitra Telekomunikasi

(“SMT”)

Semarang

Telecommunications

2006

72.54

72.54

PT Aplikanusa Lintasarta

(“Lintasarta”)

Jakarta

Data Communication

1989

72.36

72.36

PT Artajasa Pembayaran Elektronis

(“APE”) (Note 2b)

Jakarta

Telecommunications

2000

39.80

39.80

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Total Assets (Before Eliminations)

Name of Subsidiary

2009

2010

IPBV (1)

-

5,811,549

IMBV (1)

-

5,794,054

IFB (2)

2,373,137

25,021

IIFB (3)

1,094,340

11,824

ISPL

33,667

46,185

IMM

773,302

875,444

SMT

136,360

146,203

Lintasarta

1,383,237

1,740,519

APE

164,443

215,021

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, to grant security in respect of its obligation or those of its group companies and third parties.

 (2)

Based on an IFB shareholder’s resolution dated November 6, 2008, IFB decided to refund capital injection amounting to EUR99,996. The Company received such refund in February 2009.

(3)

Based on an IIFB shareholder’s resolution dated November 6, 2008, IIFB decided to refund capital injection amounting to EUR1,124,064. The Company received such refund in February 2009.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, PT Satelit Palapa Indonesia (“Satelindo”), PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting policies applied consistently in the preparation of the consolidated financial statements for the nine months ended September 30, 2009 and 2010 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value, and financial instruments which are stated at fair value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries (Note 1d).

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2009 and 2010 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IPBV, IMBV, IFB, IIFB and ISPL were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISPL are presented as “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly owned. All inter-company transactions and balances are eliminated in consolidation.

c.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement and deposits on call are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

d.

Short-term Investments

Time deposits with original maturities of more than three months at the time of placement are recorded at historical value.

e.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

f.

Inventories

Inventories, which mainly consist of SIM cards, broadband modems, starter packs, cellular handsets and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In accordance with SAK 14 (Revised 2008), the Companies apply the guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.

Prepaid Expenses

Prepaid expenses, which mainly consist of rentals, frequency fee, upfront fee of 3G and BWA licenses and upfront premium for cross currency swap (Note 29l), are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals - Net of Current Portion” and “Long-term Prepaid Licenses - Net of Current Portion”, respectively.

h.

Investments in Associated Companies

Investments in shares of stock wherein the Companies have equity interests of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee subsequent to transactions resulting in a change in the equity of the investee is different from their share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

i.

Property and Equipment

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

In accordance with SAK 16 (Revised 2007), the Companies have chosen the cost model for the measurement of their property and equipment. The Companies perform periodic review and assessment of the economic useful lives of the assets. Below are the estimated useful lives (in years).

 Years

Buildings

20

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 15

Vehicles

5

Cellular technical equipment

10

Transmission and cross-connection equipment

10 to 15

Fixed Wireless Access (“FWA”) technical equipment

10

Operation and maintenance center and

measurement unit

3 to 5

Fixed access network equipment

10

Landrights are stated at cost.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Property and Equipment (continued)

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the period.

Properties under construction and installation are stated at cost. All borrowing costs, which include interest, amortization of ancillary costs (Notes 16d and 16g) and foreign exchange differentials      (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

j.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

k.

Leases

In accordance with SAK 30 (Revised 2007), a lease that transfers substantially all the risks and rewards incidental to ownership is classified as finance lease. At the commencement of the lease term, a lessee recognizes finance lease as asset and liability in its balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period during the lease term. Leased asset held by the lessee under a finance lease is depreciated consistently using the same method used for depreciable assets that are directly owned or is fully depreciated over the shorter of the lease term and its useful life, if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The upfront fee is recorded as Long-term Prepaid Licenses (Note 38) for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 30f).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Leases (continued)

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership).

Accordingly, the Company and IMM recognize the annual radio frequency fee as operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill.

Acquisitions of minority interest in a subsidiary by the Company are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is considered as goodwill.

Goodwill is amortized using the straight-line method over 15 years.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

-  Prepaid

6

-  Post-paid

5

Spectrum license

5

Brand

8

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years.

The Company reviews the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

m.

Debt and Bonds Issuance Costs and Consent Solicitation Fees

Expenses incurred in connection with the issuance of debt and bonds are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the debt or bonds is recognized as premium or discount that should be amortized over the term of the debt or bonds. Consent solicitation fees resulting from the amendments of certain terms under the debt facility agreement and trustee agreement, which are not accounted for as an extinguishment, are recognized as adjustment to the carrying amount of the debt or bonds and are amortized over the remaining term of the debt or bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition

Up to December 31, 2009, the Companies had applied SAK 35, “Accounting for Revenues from Telecommunication Services”, in recognizing revenue for interconnected telecommunications services and self-conducted telecommunications services.  In June 2009, Financial Accounting Standards Revocation Statement (Pernyataan Pencabutan Standar Akuntansi Keuangan) 1, “Revocation of SAK 32, “Accounting for Forestry Enterprises”, SAK 35, “Accounting for Revenues from Telecommunication Services”, and SAK 37, “Accounting for Toll Road Operations” was issued, which refers to the determination of other events and transactions that were provided in such SAKs to other relevant SAKs. Starting January 1, 2010, the Companies have referred to SAK 23, “Revenue”, in recognizing their revenues.

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network, which up to December 31, 2009, had been presented on a net basis. To improve the comparability of the consolidated financial statements, the Company made accounts reclassification in the consolidated financial statements for the nine months ended September 30, 2009 (Note 38). Starting January 1, 2010, roaming calls have been presented on a gross basis. The change in accounting policy resulted from the revocation of SAK 35.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

Up to December 31, 2009, for prepaid subscribers, the activation component of starter package sales had been recognized upon activation by end-customers. Starting January 1, 2010, the activation component of starter package sales has been deferred and recognized as revenue over the expected average period of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunications and non-telecommunications products, subject to a minimum number of points being obtained.

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The Company records a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Multimedia, Data Communication, Internet (“MIDI”)

Internet

Up to December 31, 2009, revenues arising from installation service had been recognized at the time the installations were placed in service. Starting January 1, 2010, revenues from installation services have been deferred and recognized over the expected average period of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Frame Net, World Link and Direct Link

Up to December 31, 2009, revenues arising from installation service had been recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Starting January 1, 2010, revenues from installation services have been deferred and recognized over the expected average period of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Revenues from monthly service fees are recognized as the services are provided.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunications

International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the period and had been reported on a net basis up to December 31, 2009, after allocations to overseas international carriers. Starting January 1, 2010, outgoing international call traffic has been reported on a gross basis. The change  in   accounting  policy  resulted  from  the  revocation of

SAK 35. To improve the comparability of the consolidated financial statements, the Company made accounts reclassification in the consolidated financial statements for the nine months ended September 30, 2009 (Note 38).

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

Up to December 31, 2009, for prepaid subscribers, the activation component of starter package sales had been recognized upon activation by end-customers. Starting January 1, 2010, the activation component of starter package sales has been deferred and recognized as revenue over the expected average period of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Fixed Telecommunications (continued)

Fixed Line

Up to December 31, 2009, revenues arising from fixed line installations had been recognized at the time the installations were placed in service. Starting January 1, 2010, revenues from fixed line installations have been deferred and recognized over the expected average period of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunications carriers are accounted for as operating expenses in the period these are incurred.

Other Expenses

Expenses are recognized when incurred.

o.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

p.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. The past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, following the introduction of changes to a pension plan, past service costs are recognized immediately.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments

Effective January 1, 2010, the Companies have applied SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, and SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, which supersede SAK 50, “Accounting for Certain Investments in Securities” and SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”.

SAK 50 (Revised 2006) contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments.

SAK 55 (Revised 2006) establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others.

q1.

Financial assets

Initial recognition

Financial assets within the scope of SAK 55 (Revised 2006) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Companies determine the classification of their financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Companies commit to purchase or sell the assets.

The Companies’ financial assets include cash and cash equivalents, trade and other receivables, quoted and unquoted financial instruments, derivative financial instruments and other current and non-current financial assets.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q1.

Financial assets (continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated balance sheet at fair value with gains or losses recognized in the consolidated statement of income.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the consolidated statement of income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

•

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Companies’ cash and cash equivalents, trade and other receivables, due from related parties, other current financial assets, long-term receivables and other non-current financial assets are included in this category.

•

Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Companies have the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the effective interest method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the consolidated statement of income when the investments are derecognized or impaired, as well as through the amortization process.

The Companies did not have any HTM investments during the nine months ended September 30, 2009 and 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q1.

Financial assets (continued)

Subsequent measurement (continued)

•

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in stockholders’ equity until the investment is derecognized. At that time, the cumulative gain or loss previously recognized in stockholders’ equity shall be reclassified to profit or loss as a reclassification adjustment.

The Companies have the following investments classified as AFS:

 -

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments. These are carried at cost.

 -

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as AFS. These are recorded at fair value.

q2.

Financial liabilities

Initial recognition

Financial liabilities within the scope of SAK 55 (Revised 2006) are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Companies determine the classification of their financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Companies’ financial liabilities include trade accounts payable, procurement payable, accrued expenses, deposits from customers, loans and bonds payable, due to related parties, derivative financial instruments and other current and non-current financial liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative liabilities are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statement of income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q2.

Financial liabilities (continued)

Subsequent measurement (continued)

•

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

q3.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

q4.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid or ask prices at the close of business at the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; or other valuation models.

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company's own credit risk associated with the instrument is taken into account.

q5.

Amortized cost of financial instruments

Amortized cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q6.

Impairment of financial assets

The Companies assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

•

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Companies first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Companies determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, they include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan or receivable has a variable interest rate, the discount rate for measuring impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Companies. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in profit or loss.

•

AFS financial assets

In the case of equity investments classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss - is reclassified from stockholders’ equity to profit or loss. Impairment losses on equity investments are not reversed through the profit or loss; increases in their fair value after impairment are recognized in stockholders’ equity.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q6.

Impairment of financial assets (continued)

•

AFS financial assets (continued)

In the case of debt instruments classified as an AFS financial asset, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of the “Interest income” account in the consolidated statement of income. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss.

q7.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Companies have transferred their rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Companies have transferred substantially all the risks and rewards of the asset, or (b) the Companies have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

q8.

Derivative financial instruments

 The Company enters into and engages in cross currency swaps, interest rate swaps, currency forwards and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments do not meet the criteria for hedge accounting as provided in SAK 55 (Revised 2006) and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q8.

Derivative financial instruments (continued)

 Any gains or losses arising from changes in fair value of derivatives during the period that do not qualify for hedge accounting are taken directly to profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the consolidated balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

 The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Gain (loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statement of income.

r.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For September 30, 2009 and 2010, the foreign exchange rates used (in full amounts) were Rp9,681 and Rp8,924, respectively, per US$1 computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the period.

s.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current period operations, except to the extent that they relate to items previously charged or credited to stockholders’ equity.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.

Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 34.

u.

Basic Earnings per Share/ADS

In accordance with SAK 56, “Earnings per Share”, the amount of basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period.

The amount of basic earnings per ADS is computed by multiplying basic earnings per share by 50, which is equal to the number of shares per ADS.

v.

Transactions with Related Parties

The Companies account for transactions with related parties as described in SAK 7, “Transactions with Related Parties”.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 27.

w.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into U.S. dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2010 of Rp8,924 to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2009

2010

Cash on hand

Rupiah

1,685

1,552

U.S. dollar (US$6)

-

51

1,685

1,603

Cash in banks

Related parties (Note 27)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

23,598

67,868

PT Bank Pembangunan Daerah Nusa Tenggara Timur

(”Bank - NTT”)

-

2,683

PT Bank Pembangunan Daerah DKI Jakarta

(”BPD - DKI”)

2,768

1,984

PT Bank Pembangunan Daerah Yogyakarta

(“BPD - Yogyakarta”)

1,257

1,759

PT Bank Syariah Mandiri (“Mandiri Syariah”)

2,781

1,731

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

1,555

1,667

PT Bank Pembangunan Daerah Papua

(”Bank - Papua”)

-

1,093

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

1,119

591

BRI Syariah

1,000

-

Others (each below Rp1,000)

3,546

2,581

U.S. dollar

Mandiri (US$17,748 in 2009 and US$10,788 in 2010)

171,822

96,268

BNI (US$68 in 2009 and US$419 in 2010)

658

3,738

Others (US$70)

-

629

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

10,633

126,638

PT Bank CIMB Niaga Tbk (“CIMB Niaga”)

11,998

23,181

The Hongkong and Shanghai Banking

Corporation Limited, Jakarta Branch (“HSBC”)

3,908

12,679

PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)

61

5,052

Deutsche Bank AG, Jakarta Branch (“DB”)

6,907

3,391

Others (each below Rp5,000)

14,099

10,975

U.S. dollar

Fortis Bank N.V., The Netherlands (US$4,480 in 2009 and

US$7,401 in 2010)

43,369

66,042

Citibank N.A., Singapore Branch (US$1,125 in 2009 and

US$3,089 in 2010)

10,893

27,564

Citibank N.A., Jakarta Branch (US$1,725 in 2009 and

US$2,210 in 2010)

16,697

19,724

CIMB Niaga (US$1,446 in 2009 and US$1,193 in 2010)

13,996

10,651

Bukopin (US$717)

-

6,400

DB (US$1,762 in 2009 and US$467 in 2010)

17,058

4,166

Others (US$2 in 2009 and 2010)

19

17

359,742

499,072

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2009

2010

Time deposits and deposits on call

Related parties (Note 27)

Rupiah

Mandiri

404,175

1,205,675

BNI

74,170

344,814

BRI

33,500

298,000

Mandiri Syariah

5,000

117,000

PT Bank Tabungan Negara (Persero) (“BTN”)

12,500

116,500

PT Bank Pembangunan Daerah Jawa Tengah

1,500

7,050

BPD-Yogyakarta

1,000

1,000

U.S. dollar

BRI (US$20,000 in 2009 and US$145,000 in 2010)

193,620

1,293,980

BNI (US$20,000 in 2009 and US$125,000 in 2010)

193,620

1,115,500

Mandiri (US$6,694 in 2009 and US$1,540 in 2010)

64,809

13,742

Others (US$390)

-

3,480

Third parties

Rupiah

PT Bank DBS Indonesia (“DBS”)

-

200,000

PT Bank Syariah Muamalat Indonesia Tbk (“Muamalat”)

3,000

55,000

CIMB Niaga

49,000

46,000

DB

20,206

27,030

Bukopin

25,200

18,400

Danamon

22,800

15,900

PT Bank International Indonesia (“BII”)

500

13,000

BTPN

18,500

12,000

PT Bank Himpunan Saudara 1906, Tbk (“HS 1906”)

-

11,400

Citibank N.A., Jakarta Branch

14,818

6,750

PT Bank Mega Syariah

8,000

3,250

PT Bank Mega

4,000

2,000

PT Bank Permata Syariah

6,300

-

Others (each below Rp5,000)

1,000

-

U.S. dollar

     DB (US$69,225 in 2009 and US$58,754 in 2010)

670,162

524,319

DBS (US$23,000)

-

205,252

CIMB Niaga (US$2,000)

-

17,848

Muamalat (US$5,000 in 2009 and US$1,064 in 2010)

48,405

9,500

1,875,785

5,684,390

Total

2,237,212

6,185,065

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.50% to 14.50% in 2009 and from 2.50% to 9.50%  in 2010, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.001% to 6.00% in 2009 and from 0.05% to 4.75% in 2010.

The interest rates on time deposits and deposits on call in related parties are comparable to those offered by third parties.

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

2009

2010

Related parties (Note 27)

Telkom (including US$74 in 2009 and US$71 in 2010)

24,654

24,656

Others (including US$4,775 in 2009 and US$6,463 in 2010)138,507179,443

Sub-total

163,161

204,099

Less allowance for doubtful accounts

46,701

59,913

Net

116,460

144,186

Third parties

Overseas international carriers (including US$97,809 in 2009 and

US$103,012  in 2010)

923,588

896,160

Local companies (including US$17,604 in 2009 and US$15,718

in 2010)

465,479

611,328

Post-paid subscribers from:

Cellular

244,951

328,842

Fixed telecommunication

26,347

2,348

Sub-total

1,660,365

1,838,678

Less allowance for doubtful accounts

413,699

423,893

Net

1,246,666

1,414,785

Total

1,363,126

1,558,971

The aging schedule of the accounts receivable - trade is as follows:

2009

2010

Number of

     Percentage  Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

105,524

64.67

129,785

63.59

7 - 12 months

23,421

14.35

18,697

9.16

13 - 24 months

1,132

0.69

13,551

6.64

Over 24 months

33,084

20.29

42,066

20.61

Total

163,161

100.00

204,099

100.00

Third parties

0 - 6 months

827,478

49.84

971,714

52.85

7 - 12 months

303,145

18.26

189,102

10.28

13 - 24 months

241,781

14.56

355,346

19.33

Over 24 months

287,961

17.34

322,516

17.54

Total

1,660,365

100.00

1,838,678

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade are as follows:

    Related

Third

Total

Parties

Parties

September 30, 2009

Balance at beginning of period

496,163

69,444

426,719

Provision (reversal) (Note 24)

88,421

(4,921

)

93,342

Write-offs

(101,587)

(9,399

)

(92,188

)

Net effect of foreign exchange adjustment

(21,348

)

(8,423

)

(12,925)

Deduction due to liquidation of SMM*

(1,249

)

-

(1,249

)

Balance at end of period

460,400

46,701

413,699

September 30, 2010

Balance at beginning of period

461,810

57,538

404,272

Provision (Note 24)

54,344

3,186

51,158

Write-offs

(23,587)

-

(23,587)

Net effect of foreign exchange adjustment

(8,761)

(811)

(7,950)

Balance at end of period

483,806

59,913

423,893

Individual impairment

133,906

44,948

88,958

Collective impairment

349,900

14,965

334,935

Total

483,806

59,913

423,893

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

387,433

54,123

333,310

* a subsidiary liquidated on June 23, 2009.

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain on Foreign Exchange - Net”.

There are no significant concentrations of credit risk.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

6.

PREPAID TAXES

This account consists of the following:

2009

2010

Claims for tax refund

462,958

563,650

Value Added Tax (“VAT”)

366,372

48,135

Others

10,403

4,596

Total

839,733

616,381

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES (continued)

Claims for tax refund as of September 30, 2009 and 2010 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005, 2006, 2009 and 2010 and Satelindo’s corporate income tax for fiscal year 2002 and income tax article 26 for fiscal years 2002 and 2003.

On February 18, 2008, the Company received Decision Letter No. KEP-0067/WPJ.19/BD.05/2008 from the Directorate General of Taxation (“DGT”) which declined the Company’s objection to the correction on income tax article 26 for fiscal year 2004 amounting to Rp60,493 (including penalties and interest). On May 14, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction. On May 25, 2010, the Company received the Decision Letter from the Tax Court which declined the Company’s objection to the tax correction of the 2004 income tax article 26. The Company charged the tax correction to current operations, which was presented as part of “Other Income (Expenses) - Others - Net”.

On May 27, 2008, the Company received Decision Letter No. KEP-230/WPJ.19/BD.05/2008 from the DGT which partially accepted the Company’s objection on the remaining corrections on the 2005 corporate income tax amounting to Rp2,725. On July 17, 2008, the Company received the tax refund amounting to Rp1,785 after offsetting the additional tax underpayment for income tax article 26 for the fiscal year 2005 amounting to Rp940 (see below). On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining objection on the 2005 corporate income tax (Note 36f).

On June 4, 2008, the Company received Decision Letter No. 261/WPJ.19/BD.05/2008 from the DGT declining the Company’s objection to the tax correction on the 2005 income tax article 26. In addition, based on such Decision Letter, the Company was also charged for additional correction on income tax article 26 amounting to Rp940 for fiscal year 2005, which was accepted by the Company. On September 2, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on the 2005 income tax article 26 amounting to Rp82,126 (including penalties and interest). On May 25, 2010, the Company received the Decision Letter from the Tax Court which declined the Company’s objection to the tax correction of the 2005 income tax article 26. The Company charged the tax correction to current operations, which was presented as part of “Other Income (Expenses) - Others - Net”.

On July 4, 2008, the Company received Decision Letter No. KEP-00080/WPJ.19/KP.0303/2008 (KEP-00080) from the Tax Court which accepted the Company’s objection to the correction of
2003 corporate income tax amounting to Rp126,403. On December 24, 2008, the Company received Decision Letter No. KEP-539/WPJ.19/BD.05/2008 from the DGT which increased the overpayment amount by Rp84,650 in the assessment letter on tax overpayment (“SKPLB”) for fiscal year 2004, which amount is lower than the amount stated in KEP-00080. On January 21, 2009, the Company filed an appeal letter to the Tax Court to increase the SKPLB for fiscal year 2004 as stated in KEP-00080. On February 2, 2009, the Company received the tax refund from the Tax Office amounting to Rp84,650 for the additional tax overpayment of corporate income tax for fiscal year 2004. On December 4, 2009, the Company received from the Tax Court its Decision
No. Put.20644/PP/M.II/2009 which granted the request to increase the SKPLB for fiscal year 2004. Furthermore, on December 15, 2009, the DGT issued Decision Letter No. KEP-00101/WPJ.19/KP.0303/2009 to implement such Tax Court Decision. On April 13, 2010, the Company received the tax refund from the Tax Office amounting to Rp41,753 for the remaining tax overpayment of corporate income tax for the fiscal year 2004.

6.

PREPAID TAXES (continued)

On June 8, 2009, the Company received the assessment letter on tax underpayment (“SKPKB”) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest) (Note 14). The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 which was charged to current operations in 2009. Under Indonesian Tax Law, a taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of the SKPKB. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. On July 15, 2010, the Company received Decision Letter No.KEP-357/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 (Note 36e).

On June 8, 2009, the Company also received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp51,546 and Rp40,307 (including penalties and interests), respectively (Note 14). On August 27, 2009, the Company submitted an objection letter to the Tax Office for the correction on Satelindo’s 2002 and 2003 income tax article 26. On July 16, 2010, the Company received Decision Letters No.KEP-367/WPJ.19/BD.05/2010 and KEP-368/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s 2002 and 2003 income tax  article 26 (Note 36c).

On September 7, 2009, the Company received Decision Letter No.KEP-335/WPJ.19/BD.05/2009 from the DGT which declined the Company’s objection to the remaining corrections on the 2006 corporate income tax. On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections on the Company’s 2006 corporate income tax. As of October 25, 2010, the Company has not yet received any decision from the Tax Court on such appeal.

7.

INVESTMENTS IN ASSOCIATED COMPANIES

As of September 30, 2009 and 2010, this account consists of the following investments which are accounted for under the equity method:

  Company’s

Portion of

Accumulated

      Equity in

  Undistributed

  Net Income

  (Loss) of

   Associated

Carrying

         Location                 Principal Activity          Ownership (%)      Cost     Companies

                Value

2009

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

-

700

PT Swadharma Marga

 Inforindo

Indonesia

Telecommunications

and information services

20.00

100

186

286

Total

57,312

(26

)

57,286

Less allowance for decline in value

56,586

Net

700

7.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

  Company’s

Portion of

Accumulated

      Equity in

  Undistributed

  Net Income

  (Loss) of

   Associated

Carrying

         Location                 Principal Activity          Ownership (%)      Cost     Companies                Value

2010

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212)

56,300

PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

(278)

422

PT Swadharma Marga

 Inforindo

Indonesia

Telecommunications

and information services

26.67

400

          (114)

286

Total

57,612

(604

)

57,008

Less allowance for decline in value

56,586

Net

422

*

PT Lintas Media Danawa (“LMD”) is an associated company of Lintasarta. LMD was established on July 28, 2008 to engage in information and communication services, such as data center services, e-learning and distant learning for public education services, and content services based on Internet Protocol (e.g., IPTV, internet game and internet payment gateway).

The Companies believe that the allowance for decline in value amounting to Rp56,586 as of September 30, 2009 and 2010 is adequate to cover probable losses on the above investments.

8.

OTHER LONG-TERM INVESTMENTS

As of  September 30, 2009 and 2010, this account consists of the following:

Investments in shares of stock accounted for under

the cost method - net

2,631

Equity securities which are available-for-sale*99

Total

2,730

* consist of BNI and Telkom amounting to Rp89 and Rp10, respectively

The details of the investments in shares of stock as of September 30, 2009 and 2010 which are accounted for under the cost method are as follows:

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	2.29/1.07*	50,000
ICO Global Communication (Holdings) Limited	Bahamas	Satellite service	0.0087	49,977
Asean Cableship Pte. Ltd. (“ACPL”)**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 -14.29	1,366
Total				102,608
Less allowance for decline in value				99,977
Net				2,631

*

On May 20, 2010, the Company’s ownership in PT First Media Tbk was diluted to 1.07% since the Company did not exercise its pre-emptive right in relation to a rights issue conducted by PT First Media Tbk.

**

The Company received dividend income from its investment in ACPL totalling US$1,655 (equivalent to Rp16,528) and US$2,140 (equivalent to Rp19,281) for the nine months ended September 30, 2009 and 2010, respectively.

8.

OTHER LONG-TERM INVESTMENTS (continued)

The Company has provided allowance for the decline in value in its investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  September 30,2009 and 2010, which the Company believes is adequate to cover probable losses on the investments.

9.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2009

Transactions during the Period

      Balance

   at Beginning

   Liquidated

 Balance at

       of Period

        Additions

Derecognitions

  Reclassifications

Subsidiary *

End of Period

Cost

Landrights

473,109

-

-

23,739

-496,848

Buildings

551,700

15,647

-

71,229

-638,576

Information technology

equipment

1,856,437

142

 -

159,451

(6,047)2,009,983

Office equipment

1,605,201

14,895

             (15,179)

49,109

(570)1,653,456

Building and leasehold

 improvements

8,651,137

-

             (14,604)

1,563,688

(70

)

10,200,151

Vehicles

24,171

-

               (1,157)

650

-23,664

Cellular technical

equipment

22,649,669

-

                 (817)

6,563,005

-29,211,857

Transmission and cross-

connection equipment

10,750,328

132,508

-

1,582,125

-12,464,961

FWA technical equipment

904,347

-

-

344,358

-

1,248,705

Operation and maintenance

center and measurement

unit

1,098,407

849

-

142,189

-1,241,445

Fixed access network

equipment

986,961

-

-

69,861

-1,056,822

Properties under

construction and

installation

13,926,944

10,073,062

-

(10,569,404)

-13,430,602

Total

63,478,411

10,237,103

            (31,757)

-

(6,687)73,677,070

Accumulated Depreciation

Buildings

258,796

18,943

-

-

-

277,739

Information technology

equipment

1,406,186

209,673

-

-

(5,014)1,610,845

Office equipment

1,100,225

102,527

             (15,175)

-

(401)1,187,176

Building and leasehold

improvements

3,130,120

591,298

              (9,637)

-

(70)3,711,711

Vehicles

13,930

2,929

(1,013)

    -

-15,846

Cellular technical

equipment

11,359,453

1,782,421

                 (817)

-

-13,141,057

Transmission and cross -

connection equipment

5,905,416

735,687

-

-

-6,641,103

FWA technical equipment

312,799

81,439

-

-

-

394,238

Operation and maintenance

center and measurement

unit

791,781

129,694

-

-

-921,475

Fixed access network

equipment

707,021

54,324

-

-

-761,345

Total

24,985,727

3,708,935

            (26,642)

-

(5,485)28,662,535

Impairment in Value

98,611

-

-

-

-98,611

Net Book Value

38,394,073

44,915,924

* SMM - subsidiary of the Company liquidated on June 23, 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

2010

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Derecognitions

Reclassifications

of Period

Cost

Landrights

504,620

15,977

-

17,186

537,783

Buildings

652,677

89

-

92,210

744,976

Information technology

equipment

2,162,426

114

(13,052

)

314,890

2,464,378

Office equipment

1,682,984

12,626

(14,764)

20,594

1,701,440

1,701,440

Building and leasehold

 improvements

10,924,318

23

(14,341

)

893,134

11,803,134

Vehicles

24,389

-

(750

)

1,176

24,815

Cellular technical

equipment

31,170,449

-

(5,193

)

4,478,651

35,643,907

Transmission and cross-

connection equipment

16,349,982

181,566

-

1,732,961

18,264,509

FWA technical equipment

1,284,431

-

-

83,675

1,368,106

Operation and maintenance

center and measurement unit

1,286,658

-

(91

)

49,621

1,336,188

Fixed access network

equipment

1,069,005

-

-

51,160

1,120,165

Properties under

construction and

installation

7,706,513

3,134,606

-

(7,735,258)

3,105,861

Total

74,818,452

3,345,001

(48,191

)

-

78,115,262

Accumulated Depreciation

Buildings

283,781

21,724

-

-

305,505

Information technology

equipment

1,686,303

218,116

(13,052)

-

1,891,367

Office equipment

  1,209,518

94,131

(14,742)

-

1,288,907

Building and leasehold

improvements

  3,952,460

    681,866

(14,319)

-

4,620,007

Vehicles

15,761

2,665

(328

)

-

18,098

Cellular technical

equipment

14,044,917

2,221,652

(5,193

)

-

16,261,376

Transmission and cross-

connection equipment

6,925,779

1,064,785

-

-

7,990,564

FWA technical equipment

434,990

91,939

-

-

526,929

Operation and maintenance

center and measurement unit

959,924

102.652

(91

)

-

1,062,485

Fixed access network

equipment

777,601

49,539

-

-

827,140

Total

30,291,034

4,549,069

(47,725)

-

34,792,378

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

44,428,807

43,224,273

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

For the nine months ended September 30, 2009 and 2010, sales of certain property and equipment were made as follows:

2009

2010

Proceeds from sales

2,253

1,940

Net book value

(5,115

)

(466)

Gain (loss)

(2,862

)

1,474

9.

PROPERTY AND EQUIPMENT (continued)

Depreciation expense charged to the consolidated statements of income amounted to Rp3,708,935 and Rp4,549,069 for the nine months ended September 30, 2009 and 2010, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48 for the current period.

On August 31, 2009, the Company launched its Palapa D Satellite. The Satellite experienced an under-performance of the launch vehicle during the Satellites’ placement to its intended orbital position. Consequently, its orbital lifetime has been reduced. The insurance claim for the partial loss of the Satellite has been made and is recorded as a reduction of the cost of the Satellite. The Satellite has been in operation since November 2009 after going through the process of testing and arranging its orbital position in September and October 2009. On January 4 and 19, 2010, the Company collected the Palapa D Satellite insurance claim amounting to US$58,008 (equivalent to Rp537,657) as a loss compensation for the decrease in the Satellite’s useful life from 15 years to 10.77 years due to the under-performance of the launch vehicle in the Satellite’s orbital process.

As of September 30, 2010, approximately Rp35,984 of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 16).

As of September 30, 2010, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$232,785 and Rp47,007,583 including insurance amounting to US$153,000 on the Company‘s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of September 30, 2009 and 2010 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2009

Cellular technical equipment

5 - 99

7,021,011

October 2009 - January 2010

Transmission and cross-connection equipment

5 - 95

4,625,679

October 2009 - January 2010

Building and leasehold improvements

40 - 60

1,127,134

October 2009 - January 2010

FWA technical equipment

 5 - 95

114,651

October - December 2009

Operation and maintenance center and

measurement unit

20 - 90

                  219,604 October  - December 2009

Information technology equipment

90 - 95

189,220

October  - December 2009

Building

65 -75

80,542

October  - December 2009

Others (each below Rp50,000)

8 - 95

52,761

October 2009 - January 2010

Total

13,430,602

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

Percentage of

Estimated Date

Completion

Cost

of Completion

2010

Cellular technical equipment

5 - 95

1,759,571

October 2010 - November 2011

Transmission and cross-connection equipment

5 - 95

775,604

October 2010 - March 2011

Building and leasehold improvements

20 - 80

343,457

October 2010 - March 2011

Building

20 - 90

89,942

October 2010 - November 2011

Others (each below Rp50,000)

30 - 99

137,287

October 2010 - February 2011

Total

3,105,861

Borrowing costs capitalized to properties under construction and installation for the nine months ended September 30, 2009 and 2010 amounted to Rp163,377 and Rp15,554 respectively.

10.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005 and in SMT in 2008.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account are as follows:

2009

2010

Balance at beginning of period (Note 38)

1,833,392

1,580,080

Additional non-integrated software

            16,614

            22,798

Amortization of goodwill

(177,173

)

(169,880

)

Amortization of other intangible assets

(26,239

)

(16,551)

Balance at end of period

1,646,594

1,416,447

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

11.  LONG-TERM PREPAID RENTALS - NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites and towers.

12.  LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/ installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/ installation of the property and equipment has reached a certain percentage of completion.

13.

PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

2009

2010

Related parties (Note 27) (including US$753 in 2009 and

US$398 in 2010)

81,087

68,065

Third parties (including US$369,503 in 2009 and US251,874

in 2010)

5,938,710

3,932,617

Total

6,019,797

4,000,682

The billed amount of procurement payable amounted to Rp1,375,062 and Rp620,594 as of September 30, 2009 and 2010, respectively. The unbilled amount of procurement payable amounted to Rp4,644,735 and Rp3,380,088 as of September 30, 2009 and 2010, respectively.

14.

TAXES PAYABLE

This account consists of the following:

2009

2010

Estimated corporate income tax payable,

less tax prepayments of Rp404,125 in 2009

and Rp86,412 in 2010

30,421

13,447

Income tax:

Article 4(2)

16,524

9,389

Article 21

10,337

10,886

Article 22

4,110

608

Article 23

7,858

5,996

Article 25

34,363

13,454

Article 26

11,176

31,546

VAT

11,859

7,568

Others

5,989

970

Total

132,637

93,864

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The reconciliation between income before income tax and estimated taxable income (tax loss) of the Company for the nine months ended September 30, 2009 and 2010 is as follows:

2009

2010

Income before income tax per consolidated statements of income

2,115,326

873,542

Subsidiaries’ income before income tax and effect of

  inter-company consolidation eliminations             (134,249)            (147,168)

Income before income tax of the Company

1,981,077

726,374

Positive adjustments

Accrual of employee benefits - net

132,960

97,674

Assessments for income taxes and VAT and related penalties

55,342

82,694

Amortization of goodwill and other intangible assets

16,465

28,632

Provision for doubtful accounts

54,867

27,305

Provision for termination, gratuity and compensation benefits of employees

23,052

24,970

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 16 and 17)

3,832

19,948

Net periodic pension cost

-

13,568

Donations

10,421

7,272

Representation and entertainment

5,725

4,000

Others

39,651

94,998

Negative adjustments

Depreciation - net

(793,364

)

(1,237,859)

Equity in net income of investees

(177,996

)

(182,609)

Interest income already subjected to final tax

(106,259

)

(91,044)

Amortization of long-term prepaid licenses

3,424

(26,254)

Loss on sale of property and equipment

      -

(10,634)

Write-off of accounts receivable

(98,905

)

-

Net periodic pension cost

(6,163

)

-

Others

-

            (3,466)

Estimated taxable income (tax loss) of

the Company

1,144,129

(424,431)

The computation of income tax expense for the nine months ended September 30, 2009 and 2010 is as follows:

2009

2010

Estimated taxable income of the Company

1,144,129

-

Income tax expense - current (at statutory tax rates)

Company

320,356

-

Subsidiaries

114,190

99,859

Total income tax expense - current

434,546

99,859

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2009

2010

Income tax expense (benefit) - deferred - effect

of temporary differences at enacted maximum tax rates

Company

Depreciation - net

  205,154

309,465

Equity in net income of investees

52,456

35,039

Amortization of long-term prepaid licenses

                      -

6,564

Tax loss

-

(106,108)

Accrual of employee benefits - net

(20,590

)

(24,419)

Amortization of goodwill and other intangible assets

(5,569

)

(7,158)

Write-off of accounts receivable (provision for doubtful

accounts) - net

13,960

(6,826)

Provision for termination, gratuity and compensation

benefits of employees

(5,700

)

(6,243)

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 16 and 17)

(1,052)

(4,987)

Net periodic pension cost

1,726

(3,392)

Others

  (29,573

)

              3,526

Net

 210,812

195,461

Subsidiaries

           (19,390)

(2,141)

____________________________

Net income tax expense - deferred

191,422

193,320

Total income tax expense

625,968

293,179

The computation of the estimated income tax payable for the nine months ended September 30, 2009 and 2010 is as follows:

2009

2010

Income tax expense - current

Company

320,356

-

Subsidiaries

114,190

99,859

Total income tax expense - current

434,546

99,859

Less prepayments of income tax of the Company

Article 22

91,131

39,773

Article 23

2,749

2,754

Article 25

224,467

21,596

Total prepayments of income tax of the Company

318,347

64,123

Less prepayments of income tax of Subsidiaries

Article 22

2,186

1,006

Article 23

732

2,383

Article 25

106,391

136,173

Total prepayments of income tax of Subsidiaries

109,309

139,562

Total prepayments of income tax

427,656

203,685

14.

TAXES PAYABLE (continued)

2009

2010

Estimated income tax payable

Company

2,009

-

Subsidiaries

28,412

13,447

Total estimated income tax payable

30,421

13,447

Claims for tax refund (presented as part of “Prepaid Taxes”)

     Company

-

64,123

Subsidiaries

23,531

53,150

Total

23,531

117,273

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 28% in 2009 and 25% in 2010 to the income before income tax and the income tax expense as shown in the consolidated statements of income for the nine months ended September 30, 2009 and 2010 is as follows:

2009

2010

Income before income tax per consolidated statements

of income

2,115,326

873,542

Income tax expense at the applicable tax rate

592,291

218,385

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

53,750

51,160

Tax effect on permanent differences

Assessment for income taxes and related penalties

15,496

20,706

Employee benefits

14,163

11,703

Donation

s

2,918

1,819

Representation and entertainment

1,904

1,512

Interest income already subjected to final tax

(39,862

)

(28,833)

Others

(11,820

)

(536)

Adjustment due to tax audit and others

(2,872

)

17,263

Income tax expense per consolidated statements of income

625,968

293,179

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of September 30, 2009 and 2010 are as follows:

2009

2010

Deferred tax assets

Accrual of employee benefits - net

213,877

253,728

Allowance for doubtful accounts

111,067

116,337

Tax loss

                    -

          106,108

Allowance for decline in value of investment in associated

company and

other long-term investments

39,069

39,069

Pension cost

16,049

21,282

Allowance for decline in value of short-term investment

6,349

6,349

Others

-

1,877

Total

386,411

544,750

14.

TAXES PAYABLE (continued)

2009

2010

Deferred tax liabilities

Property and equipment

1,696,102

2,023,200

Investments in subsidiaries/associated company - net of

amortization of goodwill and other intangible assets

194,791

224,379

Long-term prepaid licenses

2,130

11,375

Deferred debt and bonds issuance costs, consent solicitation fees and discount

1,753

8,119

Difference in transactions of equity changes in associated

company

1,460

1,460

Others

1,985

657

Total

1,898,221

2,269,190

Deferred tax liabilities - net

1,511,810

1,724,440

The breakdown by entity of the deferred tax assets and liabilities outstanding as of September 30, 2009 and 2010 is as follows:

       2009

2010

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

1,511,810

-

1,724,440

Subsidiaries

Lintasarta

75,952

-

75,602

-

IMM

11,792

-

13,668

-

APE

162

-

-

3,404

SMT

-

825

-

1,638

ISPL

-

330

-

619

Total

87,906

1,512,965

89,270

1,730,101

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off, the  allowance for decline in value of investments in associated  company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated company, debt and bonds issuance costs, consent solicitation fees and discount, and long-term prepaid licenses.

On June 8, 2009, the Company received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax articles 21, 23 and 4(2), and VAT totalling Rp28,960 (including penalties and interest), which were charged to current operations in 2009 as part of “Other Income (Expenses) - Others - Net”.

On June 8, 2009, the Company received SKPKB from the DGT for Satelindo’s 2003 corporate income tax amounting to Rp30,870 (including interests), which was charged to current operations in 2009 as part of “Other Income (Expenses) - Others - Net”.

14.

TAXES PAYABLE (continued)

On July 7, 2009, the Company paid all tax underpayments that resulted from the tax audit of Satelindo’s corporate income tax, income tax articles 4(2), 21, 23 and 26, and VAT for fiscal years 2002 and 2003 totalling Rp257,492 (Note 6).

The tax losses carryover of SMT and the Company as of September 30, 2010 can be carried forward through 2015 based on the following schedule:

Year of Expiration

Amount

2011

14,190

2012

30,205

2013

26,660

2014

31,901

2015

464,092

Total

567,048

15.

ACCRUED EXPENSES

This account consists of the following:

2009

2010

Network repairs and maintenance

239,836

324,523

Dealer incentives

109,826

226,171

Interest

241,098

221,028

Marketing

188,954

193,066

Employee benefits (Note 26)

154,894

165,445

Utilities

108,154

155,642

Radio frequency fee

175,116

112,996

Link

4,659

72,002

Universal Service Obligation (“USO”) (Note 32)

55,842

62,005

Consultancy fees

48,733

47,257

Rental

11,676

41,102

General and administration

26,276

25,948

Concession fee (Note 32)

25,170

16,725

Others (each below Rp20,000)

125,138

103,371

Total

1,515,372

1,767,281

16.

LOANS PAYABLE

This account consists of the following:

2009

2010

Related party (Note 27)

Mandiri - net of unamortized debt issuance cost and consent

solicitation fees of Rp8,205 in 2009 and Rp5,403 in 2010

2,591,795

2,194,597

Third parties - net of unamortized debt issuance cost and consent solicitation fees of Rp260,900 in 2009 and Rp206,599 in 2010;

unamortized debt discount of Rp27,440 in 2009 and Rp20,990

in 2010

11,914,173

11,305,616

Total loans payable

14,505,968

13,500,213

16.

LOANS PAYABLE (continued)

2009

2010

Less current maturities (net of unamortized debt issuance cost and consent solicitation fees amounting to Rp599 in 2010)

Related party

400,000

400,000

Third parties

1,038,385

2,265,040

Total current maturities

1,438,385

2,665,040

Long term portion

Related party

2,191,795

1,794,597

Third parties

10,875,788

9,040,576

Total long-term portion

13,067,583

10,835,173

The details of the loans from Mandiri are as follows:

•

Credit Facility 1

On September 18, 2007, the Company obtained a five-year unsecured credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  average 3-month Jakarta Interbank Offered Rate (“JIBOR”) plus 1.5% per annum. The loan has an effective interest rate of 9.19% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On September 27 and December 27, 2007, the Company made the first and second loan drawdowns representing the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 2% of the prepaid amount.

On September 27, 2008 and September 25, 2009, the Company paid the first and second annual installments, respectively, amounting to Rp200,000 each.

On March 23, 2009, the five-year unsecured credit facility agreement with Mandiri was amended on the basis of the consent letter received on the same date, which represents the outstanding principal amount of Rp1,800,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

On September 27, 2010, the Company paid the third annual installment amounting to Rp300,000.

16.

LOANS PAYABLE (continued)

•

Credit Facility 2

On July 28, 2009, the Company entered into a five-year unsecured credit facility agreement with Mandiri amounting to Rp1,000,000 for general corporate purposes. The loan bears interest at the annual rate of average 3-month JIBOR plus 4.00% per annum. The loan has an effective interest rate of 11.31% per annum. The interest is payable quarterly. The repayment of the loan will be made annually, as follows: (a) 10% of the loan in the 1st and 2nd years after the loan drawdown, (b) 15% of the loan in the 3rd and 4th years after the loan drawdown and (c) 50% of the loan in the 5th year after the signing date of the agreement.

On July 31, 2009, the Company drew down the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted subject to 2% penalty of the prepaid amount (Note 36b).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

On May 20, 2010, the Company received a letter from Mandiri regarding the change of interest rate from an average 3-month JIBOR plus 4.00% per annum to an average 3-month JIBOR plus 2.25% per annum, effective on May 31, 2010.

On July 30, 2010, the Company paid the first annual installment amounting to Rp100,000.

The loans from third parties consist of the following:

2009

2010

Syndicated U.S. Dollar Loan Facility - net of unamortized debt issuance cost and consent solicitation fees of Rp48,752

in 2009 and Rp31,557 in 2010

4,307,698

3,984,243

BCA - net of unamortized debt issuance cost and consent

solicitation fees of Rp7,775 in 2009 and Rp4,917 in 2010

3,092,225

2,595,083

AB Svensk Exportkredit, Sweden with Guarantee from Export

Kredit Namnden - net of unamortized debt issuance

cost of Rp34,259 in 2009 and Rp29,818 in 2010

1,309,343

2,019,515

HSBC France - net of unamortized debt issuance cost

and consent solicitation fees of Rp163,602 in 2009 and

Rp135,816 in 2010

1,769,311

1,481,641

Goldman Sachs International

Principal, net of unamortized debt discount of Rp27,440

in 2009 and Rp20,990

 in 2010

406,860

413,310

Foreign Exchange (FX) Conversion Option

136,197

61,426

DBS - net of unamortized debt issuance cost and consent

solicitation fees of Rp1,303 in 2009 and Rp855 in 2010

448,697

399,145

9-Year Commercial Loan - net of unamortized debt issuance

cost and consent solicitation fees of Rp3,976 in 2009 and

Rp3,037 in 2010

257,769

214,114

Finnish Export Credit Ltd. - net of unamortized debt issuance cost and consent solicitation fees of Rp1,233 in 2009 and

Rp599 in 2010

145,918

67,223

16.

LOANS PAYABLE (continued)

2009

2010

Investment Credit Facility 6 from CIMB Niaga

10,222

59,983

Investment Credit Facility 5 from CIMB Niaga

29,933

9,933

Total

11,914,173

11,305,616

Less current maturities (net of unamortized debt issuance

costs and consent solicitation fees totaling Rp599 in 2010)

1,038,385

2,265,040

Long-term portion

10,875,788

9,040,576

a.

Syndicated U.S. Dollar Loan Facility - 13 Financial Institutions

On June 12, 2008, the Company entered into a five-year unsecured credit facility agreement with 13 financial institutions with ING Bank N.V. and DBS Bank Ltd. as arrangers and DBS as the facility agent, in the total amount of US$450,000. The loan proceeds are used to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and/or Guaranteed Notes 2012, and/or (iii) general working capital requirements. The loan bears interest at floating rates based on U.S. dollar London Interbank Offered Rate (“LIBOR”) plus margin (1.9% per annum for onshore lenders and 1.85% per annum for offshore lenders), which is payable semi-annually. The loan has an effective interest rate of 5.78% per annum.

The repayment of the loan drawdowns will be made semi-annually, as follows: (a) 25% of the total loan drawdowns in 3rd year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns in 6th month after the first repayment date, (c) 8% each of the total loan drawdowns in 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns in 24th month after the first repayment date.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Voluntary early repayment is permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

On September 26 and October 30, 2008, the Company received the first and second drawdowns representing the full amount of the facility totaling US$450,000 (equivalent to Rp4,704,650).

On February 24, 2009, the Company amended the Syndicated U.S. Dollar Loan Facility based on the consent letter received on February 19, 2009 from DBS Bank Ltd., which covers the consent provided by a majority of the 13 financial institutions to which the aggregate principal amount of US$405,000 or 90% of the outstanding loan is payable. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

16.

LOANS PAYABLE (continued)

b.

BCA

•

Credit Facility 1

On August 28, 2007, the Company obtained a five-year unsecured credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. The loan has an effective interest rate of 9.21% per annum. On September 20, 2007, the Company obtained an increase in the credit facility by Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, October 26 and December 27, 2007, the Company made the first, second and third loan drawdowns representing the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement is allowed with penalty of 2% of the prepaid amount.

On September 27, 2008 and September 25, 2009, the Company paid the first and second annual installments, respectively, amounting to Rp200,000 each.

On September 27, 2010, Company paid the third annual installment amounting to Rp300,000.

•

Credit Facility 2

On September 17, 2008, the Company entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500,000 for the refinancing and/or purchase of telecommunications  equipment. The loan  bears  interest  at 3-month JIBOR  plus  2.25%  per annum. The loan has an effective interest rate of 11.69% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year.

On March 16, 2009, the Company made the drawdown of the full amount of the facility.

On March 16, 2010, the Company paid the first annual installment amounting to Rp100,000.

Voluntary early repayment (whole or any part of the loan) is permitted with penalty of 1% of the prepaid amount (Notes 36b and 36g).

On February 12, 2009, the Company amended its five-year and three-year credit facility agreements with BCA based on the consent letter received on February 6, 2009, which represents the outstanding principal amounts of Rp1,800,000 and Rp500,000, respectively. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

16.

LOANS PAYABLE (continued)

b. BCA (continued)

•

Credit Facility 3

On June 8, 2009, the Company entered into a five-year unsecured credit facility agreement with BCA amounting to Rp1,000,000 for the refinancing and/or procurement of telecommunications equipment. The loan bears interest at 3-month JIBOR plus 4.00% per annum, which is subject to change by BCA depending on the market condition. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years, (b) 15% of the total loan drawdowns in the third and fourth years, and (c) 50% of the total loan drawdowns in the fifth year. The loan has an effective interest rate of 11.65% per annum.

On June 25, 2009, the Company drew down the full amount of the facility.

On April 28, 2010, the Company received a letter from BCA regarding the change of interest rate from 3-month JIBOR plus 4.00% per annum to 3-month JIBOR plus 2.25% per annum, effective on June 25, 2010.

On June 25, 2010, the Company paid the first annual installment amounting to Rp100,000.

Voluntary early repayment (whole or any part of the loan) is permitted subject to 1% penalty of the prepaid amount, except for prepayment to refinance this credit facility (Notes 36b and 36g).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

c.

AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Export Kredit Namnden (“EKN”)

On August 18, 2009, the Company obtained credit facilities guaranteed by EKN, Sweden with maximum amounts totalling US$315,000 for the purchase of Ericsson telecommunications equipment, with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), Hong Kong and ABN Amro N.V. (“ABN-Amro”), Hong Kong Branch as the original lenders and arrangers, while HSBC Bank PLC, London, United Kingdom acted as the facility agent and EKN agent.

The agreement stipulates that the original lenders may assign any of their rights or transfer any of their rights and obligations as provided in the agreement to another bank or financial institution or SEK or EKN. On September 2, 2009, the original lenders transferred such rights and obligations to SEK.

The credit facilities consist of facilities A, B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively. The loans from the facilities bear interest at certain rates per annum as determined in the agreement and the related interest is payable semi-annually until the respective maturity dates. Facilities A and B have effective interest rates of 3.23% and 4.21% per annum, respectively. The repayment of each of facilities A, B and C shall be made in 14 installments starting six months after May 31, 2009, February 28, 2010 and November 30, 2010, respectively.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Voluntary early repayment for each facility is permitted only if the repayment for facilities A, B and C is made at the same time and in proportionate amount for each of facilities A, B and C after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$5,000 and in an amount divisible by US$500). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order for the relevant facility.

16.

LOANS PAYABLE (continued)

c.

AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Export Kredit Namnden (“EKN”) (continued)

As of September 30, 2010, the Company has already drawn US$100,000 and US$155,000 from facilities A and B, respectively.

On November 30, 2009 and May 27, 2010, the Company paid the first and second semi-annual installments, respectively, for facility A amounting to US$7,142.86 each.

On August 28, 2010, the Company paid the first semi-annual installment for facility B amounting to US$11,071.43.

d.   HSBC France

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC France relating to:

•

12-year COFACE Term Facility Agreement (“COFACE Facility”)

This facility amounts to US$157,243 to be used to finance the payment of 85% of the French Content under the Palapa D Satellite Contract plus 100% of the COFACE Premium. The loan bears interest at the fixed annual rate of 5.69% which is payable semi-annually. The loan has an effective interest rate of 7.86% per annum. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

The Company has already drawn from this credit facility the amount of US$157,186.69.

Voluntary early repayment is permitted only with a corresponding proportionate voluntary prepayment under SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$10,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

On March 29 and September 29, 2010, the Company paid the first and second semi-annual installments amounting to US$7,859.34 each.

•

12-year SINOSURE Term Facility Agreement (“SINOSURE Facility”)

This facility amounts to US$44,200 to be used to finance the payment of 85% of the Launch Service Contract. The loan bears interest at floating rates based on U.S. dollar LIBOR plus 0.35% per annum, which is payable semi-annually. The loan has an effective interest rate of 2.90% per annum. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

The Company has already drawn the full amount of US$44,200 from this credit facility.

16.

LOANS PAYABLE (continued)

d.   HSBC France (continued)

•

12-year SINOSURE Term Facility Agreement (“SINOSURE Facility”) (continued)

Voluntary early repayment is permitted only with a corresponding proportionate voluntary prepayment under COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$10,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

On March 29 and September 29, 2010, the Company paid the first and second semi-annual installments amounting to US$2,210 each.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

On March 18, 2009, the Company amended the COFACE Facility and SINOSURE Facility agreements with HSBC France based on two consent letters received on March 11, 2009, which represent the outstanding principal amounts of US$157,243 and US$44,200, respectively. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

e.

Goldman Sachs International (“GSI”)

On May 30, 2007, the Company received from GSI a loan amounting to Rp434,300 which was received in U.S. dollar amounting to US$50,000 for financing the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75% applied on the Rp434,300, which is payable quarterly every February 28, May 30, August 30 and November 30 commencing on August 30, 2007 up to May 30, 2012. The loan has an effective interest rate of 10.86% per annum.

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of September 30, 2009 and 2010 amounted to US$14,068.44 (equivalent to Rp136,197) and US$6,883.27 (equivalent to Rp61,426), respectively. If GSI takes such option, starting
May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

Based on the loan agreement, the Company is required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under Guaranteed Notes due 2012 (Note 17), (iii) default under the Company’s USD Notes and IDR Bonds (Note 17), (iv) redemption, purchase or cancellation of the Guaranteed Notes Due 2012 (Note 17) and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation, and (v) change of control in the Company.

On June 24, 2008, the Company received a waiver letter from GSI affirming that it will not terminate the loan due to the change of control in the Company (Note 20).

16.

LOANS PAYABLE (continued)

f.

DBS

On November 1, 2007, the Company obtained a five-year unsecured credit facility from DBS with a maximum amount of Rp500,000 for capital expenditure and general corporate purposes. The loan bears interest at (i) fixed annual rates for the first two years (9.7% in the first year and 10.4% in the second year), and (ii) floating rates for the remaining years based on prevailing annual interest rate of 3-month Certificates of Bank Indonesia plus 1.5% per annum. The loan has an effective interest rate of 10.54% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On January 31, 2008, the Company drew down the full amount of the facility.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Voluntary early repayment is permitted on each interest payment date without penalty if the repayment is made after the 24th month from the date of the first drawdown subject to 15 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 1% of the prepaid amount (Note 36b).

On January 30, 2009 and February 1, 2010, the Company paid the first and second annual installments, respectively, amounting to Rp50,000 each.

On March 25, 2009, the Company amended the credit facility agreement based on the consent letter received on February 27, 2009, which represents the outstanding principal amount of Rp500,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

g.

9-Year Commercial Facility with HSBC Jakarta Branch, CIMB Niaga (formerly PT Bank Lippo Tbk) and Bank of China Limited, Jakarta Branch

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC Jakarta Branch as the arranger and HSBC Limited, Hong Kong as the facility agent, relating to a
9-year Commercial Facility Agreement amounting to US$27,037 from HSBC Jakarta Branch to finance the construction and launch of the satellite and the payment of the SINOSURE Premium in connection with the SINOSURE Facility (Note 16d). The loan bears interest at floating rates based on U.S. dollar LIBOR plus 1.45% per annum, which is payable semi-annually. The loan has an effective interest rate of 2.36% per annum.

The repayment of the loan shall be made in fifteen semi-annual installments starting 24 months from the date of the loan agreement. For the 1st five installments, the Company will repay US$1,351.85 each and US$2,027.78 for the remaining installments thereafter.

The agreement also stipulates that HSBC Jakarta Branch may assign any of its rights or transfer any of its rights and obligations as provided in the agreement to another bank or financial institution. On March 10, 2008, HSBC Jakarta Branch transferred such rights and obligations to CIMB Niaga and Bank of China Limited, Jakarta Branch.

On April 1, 2008, the Company received the full drawdown from the 9-year Commercial Facility. The drawdown consisted of US$13,537 (equivalent to Rp124,527) from HSBC Jakarta Branch, US$10,000 (equivalent to Rp91,990) from CIMB Niaga and US$3,500 (equivalent to Rp32,197) from Bank of China Limited, Jakarta Branch.

16.

LOANS PAYABLE (continued)

g.

9-Year Commercial Facility with HSBC Jakarta Branch, CIMB Niaga (formerly PT Bank Lippo Tbk) and Bank of China Limited, Jakarta Branch (continued)

Based on the facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Voluntary early repayment is permitted only on each repayment date after the first repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$5,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment proportionately.

On March 18, 2009, the Company amended its 9-Year Commercial Facility based on the consent letter received on March 5, 2009 from HSBC Limited, Hong Kong which represents the aggregate principal amount of US$17,057 or 63% of the outstanding loan. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

On November 27, 2009 and May 27, 2010, the Company paid the first and second semi-annual installments, respectively, amounting to US$1,351.85 each.

h.

Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000, with ABN-AMRO Bank N.V., Jakarta Branch as the arranger and ABN-AMRO Bank N.V., Stockholm Branch as the facility agent, to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan has an effective interest rate of 3.56% per annum. The loan, together with the related interest, is payable semi-annually until May 12, 2011.

Voluntary early repayment is permitted only after 60 days from the date of the loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

On March 20, 2009, the Company amended its credit facility agreement with FEC based on the consent letter received on February 27, 2009 from ABN-AMRO N.V., Stockholm Branch, which represents the outstanding principal amount of US$19,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

i.

Investment Credit Facility 6 from CIMB Niaga

On February 24, 2009, Lintasarta obtained a loan from a credit facility from CIMB Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp75,000. The loan bears interest at the annual rate of 14.5%, which is subject to change by CIMB Niaga depending on the market condition. The quarterly repayment of the principal amount at Rp7,500 each started on May 24, 2010 and will continue up to August 24, 2012. Lintasarta has already drawn the full amount of this facility.

Voluntary early repayment is permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility. The loan also has the same restrictive covenants as the Investment Credit Facility 5.

16.

LOANS PAYABLE (continued)

j.

Investment Credit Facility 5 from CIMB Niaga

On July 10, 2007, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal amount at Rp5,000 each started on October 10, 2008 and will continue up to January 10, 2011. Lintasarta has already drawn the full amount of this credit facility.

Voluntary early repayment is permitted only on interest payment date subject to 3 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty of 1% of the early repaid amount.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility. The loan also has the same restrictive covenants as the Investment Credit Facility 6 from CIMB Niaga.

The scheduled principal payments from 2011 to 2015 and thereafter of all the loans payable as of September 30, 2010 are as follows:

Twelve months ending September 30,

  2015 and

        2011

   2012

2013

2014

  thereafter        Total

In rupiah

BCA

550,000

1,400,000

150,000

500,000-2,600,000

Mandiri

400,000

1,150,000

150,000

500,000-2,200,000

DBS

75,000

75,000

250,000

-

-400,000

GSI

-

-

434,300

-

-

434,300

CIMB Niaga

39,933

29,983

-

                           -

                           -

                 69,916

Sub-total

1,064,933

2,654,983

984,300

1,000,000-5,704,216

In U.S. dollar

Syndicated U.S. Dollar

   Loan facility

   (US$450,000)

1,003,950

1,285,056

1,726,794

-

-4,015,800

SEK, Sweden

(US$229,642.86)

325,089

325,089

325,089

325,089748,977

2,049,333

HSBC France

   (US$181,248.02)

179,718

179,718

179,718

179,718

898,585

1,617,457

9-Year Commercial

   Facility (US$24,333.30)

24,128

30,160

36,192

36,19290,479217,151

FEC (US$7,600)

67,822

-

-

-

-

67,822

GSI (US$6,883.27)

-

-

61,426

-

-

61,426

Sub-total

1,600,707

1,820,023

2,329,219

540,999

1,738,041

8,028,989

Total

2,665,640

4,475,006

3,313,519

1,540,9991,738,041

Less:

- unamortized debt issuance costs and consent solicitation fees

(212,002)

- unamortized debt discount

(20,990)

Net

13,500,213

16.

LOANS PAYABLE (continued)

The amortization of debt issuance, discount and consent solicitation fees on the loans for the nine  months   ended    September 30,  2009 and  2010  amounted  to   Rp21,819 and Rp51,299,   respectively

(Note 25).

As of September 30, 2009 and 2010, the Companies have complied with all financial ratios required to be maintained under the loan agreements.

17.

BONDS PAYABLE

This account consists of the following:

2009

2010

Guaranteed Notes Due 2020 - net of unamortized notes discount of Rp30,189 and unamortized notes issuance cost of Rp62,344

-

5,708,067

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation fees of

Rp13,204 in 2009 and

 Rp11,496 in 2010

2,586,796

2,588,504

Seventh Indosat Bonds in Year 2009 with Fixed Rates - net of unamortized bonds issuance cost of Rp5,576

-

1,294,424

Sixth Indosat Bonds in Year 2008 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp7,434 in 2009 and Rp5,839 in 2010

1,072,566

1,074,161

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp4,669 in 2009

and Rp2,079 in 2010

810,331

812,921

Third Indosat Bonds in Year 2003 with Fixed Rates - net of

unamortized

bonds issuance cost and consent

solicitation fees of Rp2,679 in 2009

and Rp163 in 2010

637,321

639,837

Indosat Sukuk Ijarah III in Year 2008 - net of unamortized bonds issuance cost and consent solicitation fees of Rp3,830 in 2009 and Rp2,878 in 2010

566,170

567,122

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized bonds issuance cost and consent solicitation fees of Rp1,955 in 2009 and Rp1,609 in 2010

398,045

398,391

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost and consent solicitation fees of

Rp1,648 in 2009 and Rp733 in 2010

283,352

284,267

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

- net of unamortized consent solicitation fees of Rp656 in 2009 and Rp653 in 2010

199,344

199,347

Indosat Sukuk Ijarah IV in Year 2009 - net of unamortized

bonds issuance cost of Rp901

-

199,099

Limited Bonds II issued by Lintasarta*

25,000

25,000

Limited Bonds I issued by Lintasarta**

16,989

16,989

Guaranteed Notes Due 2010 - net of unamortized notes issuance cost of Rp4,678

2,267,908

-

Guaranteed Notes Due 2012 - net of unamortized notes discount of Rp3,375 and unamortized notes issuance cost of Rp7,064

1,048,759

-

Total bonds payable

9,912,581

13,808,129

17.

BONDS PAYABLE (continued)

2009

2010

Less current maturities (net of unamortized bonds

issuance

 cost and consent solicitation fees

totalling Rp2,975)

-

1,737,025

Long-term portion

9,912,581

12,071,104

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company.

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company.

Guaranteed Notes Due 2020

On July 29, 2010 the Company, through IPBV, issued Guaranteed Notes (“GN”) 2020 with fixed rate and with a total face value of US$650,000. The notes were issued at 99.478% of their principal amount. The notes bear interest at the fixed rate of 7.375% per annum payable in semi-annual installment due on January 29 and July 29 of each year, commencing January 29, 2011. The notes have an effective interest rate of 7.61% per annum. The notes will mature on July 29, 2020.

The notes will be redeemable at the option of IPBV, in whole or in part, at any time on  or after July 29, 2015 at prices equal to 103.6875%, 102.4583%, 101.2292% and 100% of the principal amount during the 12-month period commencing July 29, 2015, 2016, 2017 and 2018 and thereafter, respectively, plus accrued and unpaid interest  and additional amounts, if any. In addition, prior to July 29, 2013, IPBV may redeem up to a maximum of 35 % of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company at a price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at option of IPBV or the Company, in whole but not in part, at any time, at a price equal to 100% of principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes effecting withholding taxes in Indonesia and the Netherlands. Upon a change in control of the Company (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Company’s assets), the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fees and offering expenses, were received on July 29, 2010 and used (i) to fund the offers to purchase the outstanding Guaranteed Notes Due 2010 and Guaranteed Notes Due 2012 and any consent  solicitation  relating to, or  redemption of, such  notes  and

(ii) to refinance part of the Company’s other existing indebtedness.

The notes are unconditionally and irrevocably guaranteed by the Company.

Based in the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating reports (released in July and August 2010), the notes have BB (stable outlook), B1 (negative outlook) and BBB- (stable outlook) ratings from Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s”) and Fitch ratings (“Fitch”), respectively.

17.

BONDS PAYABLE (continued)

Fifth Indosat Bonds in Year 2007 with Fixed Rates

On May 29, 2007, the Company issued its Fifth Indosat Bonds in Year 2007 with Fixed Rates (“Fifth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp2,600,000. The bonds consist of two series:

•

Series A bonds amounting to Rp1,230,000 which bear interest at the fixed rate of 10.20% per annum starting May 29, 2007. The bonds have an effective interest rate of 10.33% per annum.  These bonds will mature on May 29, 2014.

•

Series B bonds amounting to Rp1,370,000 which bear interest at the fixed rate of 10.65% per annum starting May 29, 2007. The bonds have an effective interest rate of 10.75% per annum. These bonds will mature on May 29, 2017.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

on August 29, 2007 and every quarter thereafter up to May 29, 2014.

Series B

:

on August 29, 2007 and every quarter thereafter up to May 29, 2017.

The Company received the proceeds of the bonds on May 31, 2007. The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the General Meeting of Bondholders (“RUPO”) dated March 24, 2009, the bondholders of the Fifth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”) (Note 36a).

 Seventh Indosat Bonds in Year 2009 with Fixed Rates

On December 8, 2009, the Company issued its Seventh Indosat Bonds in Year 2009 with Fixed Rates (“Seventh Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp1,300,000. The bonds consist of two series:

•

Series A bonds amounting to Rp700,000 which bear interest at the fixed rate of 11.25% per annum starting December 8, 2009. The bonds have an effective interest rate of 11.38% per annum. These bonds will mature on December 8, 2014.

•

Series B bonds amounting to Rp600,000 which bear interest at the fixed rate of 11.75% per annum starting December 8, 2009. The bonds have an effective interest rate of 11.85% per annum. These bonds will mature on December 8, 2016.

17. BONDS PAYABLE (continued)

Seventh Indosat Bonds in Year 2009 with Fixed Rates (continued)

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

on March 8, 2010 and every quarter thereafter up to December 8, 2014.

Series B

:

on March 8, 2010 and every quarter thereafter up to December 8, 2016.

The Company received the proceeds of the bonds on December 8, 2009. The net proceeds, after deducting the underwriting fee and offering expenses, were used for the purchase of Base Station Subsystem to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo (Note 36a).

Sixth Indosat Bonds in Year 2008 with Fixed Rates

On April 9, 2008, the Company issued its Sixth Indosat Bonds in Year 2008 with Fixed Rates (“Sixth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp1,080,000. The bonds consist of two series:

•

Series A bonds amounting to Rp760,000 which bear interest at the fixed rate of 10.25% per annum starting April 9, 2008. The bonds have an effective interest rate of 10.5% per annum. These bonds will mature on April 9, 2013.

•

Series B bonds amounting to Rp320,000 which bear interest at the fixed rate of 10.80% per annum starting April 9, 2008. The bonds have an effective interest rate of 11.0% per annum. These bonds will mature on April 9, 2015.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

on July 9, 2008 and every quarter thereafter up to April 9, 2013.

Series B

:

on July 9, 2008 and every quarter thereafter up to April 9, 2015.

The Company received the proceeds of the bonds on April 9, 2008. The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

16.

BONDS PAYABLE (continued)

Sixth Indosat Bonds in Year 2008 with Fixed Rates (continued)

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Sixth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo (Note 36a).

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds have an effective interest rate of 12.38% per annum. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement. The Company did not exercise its early settlement option to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Fourth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo (see Note 36a).

Third Indosat Bonds in Year 2003 with Fixed Rates

On October 22, 2003, the Company issued its Third Indosat Bonds in the Year 2003 with Fixed Rates (“Third Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds were issued in two series. The Series A matured on October 21, 2008.

The Series B bonds which amount to Rp640,000 bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003 (Note 36h). The bonds have an effective interest rate of 13.31% per annum.

The bonds will mature before maturity date if after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement. The Company did not exercise its early settlement option to make early payment for all the bonds on the 6th anniversary of the bonds at 100% of the bonds’ nominal value.

17. BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rates (continued)

KSEI, acting as payment agent, pays interest on the Series B bonds, on January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Third Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the series B bonds have idAA+ (negative outlook) rating from Pefindo (Note 36a).

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)

On April 9, 2008, the Company issued its Sukuk Ijarah III, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp570,000. The bonds will mature on April 9, 2013.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on July 9, 2008 and every quarter thereafter up to April 9, 2013. The bonds have an effective Ijarah return rate of 10.49% per annum.

The Company received the proceeds of the bonds on April 9, 2008. The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Sukuk Ijarah III agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo (Note 36a).

17. BONDS PAYABLE (continued)

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

On May 29, 2007, the Company issued its Sukuk Ijarah II, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp400,000. The bonds will mature on May 29, 2014.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on August 29, 2007 and every quarter thereafter up to May 29, 2014. The bonds have an effective Ijarah return rate of 10.34% per annum.

The Company received the proceeds of the bonds on May 31, 2007. The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Sukuk Ijarah II agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo (Note 36a).

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on June 21, 2005 and every quarter thereafter up to September 21, 2011. The bonds have an effective Ijarah return rate of 12.39% per annum.

The bonds will mature before maturity date if after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement. The Company did not exercise its early settlement option to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

17.

BONDS PAYABLE (continued)

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”) (continued)

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Syariah Ijarah Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo (Note 36a).

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds were issued in three series. The Series A and Series C bonds matured on November 6, 2007.

The Series B bonds which amount to Rp200,000 bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds have an effective interest rate of 16.05% per annum. The bonds will mature before maturity date if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at 100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

KSEI, acting as payment agent, pays interest on the Series B bonds on February 6, 2003 and every quarter thereafter up to November 6, 2032.

The proceeds of the bonds were used to repay working capital loan from Mandiri and time loan facility from BCA.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Second Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo (Note 36a).

17.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)

On December 8, 2009, the Company issued its Sukuk Ijarah IV, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp200,000. The bonds consist of two series:

•

Series A bonds amounting to Rp28,000 with annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on March 8, 2010 and every quarter thereafter up to December 8, 2014. The bonds have an effective Ijarah return rate of 11.38% per annum.

•

Series B bonds amounting to Rp172,000 with annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on March 8, 2010 and every quarter thereafter up to December 8, 2016. The bonds have an effective Ijarah return rate of 11.86% per annum.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

The Company received the proceeds of the bonds on December 8, 2009. The net proceeds, after deducting the underwriting fee and offering expenses, were used for the purchase of Base Station Subsystem to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo (Note 36a).

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which were originally set to mature on June 14, 2009 and bore interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rates was 19% and the minimum limit was 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006. The proceeds of the limited bonds were used for capital expenditure to expand Lintasarta’s telecommunications peripherals.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the issuance of the limited bonds (Note 16).

On June 14, 2009, Lintasarta paid a portion of the limited bonds amounting to Rp6,150. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of Lintasarta’s stockholders agreed to extend the maturity date of the remaining Limited Bonds II of Rp60,000 to June 14, 2012 and to increase the minimum limit of the floating interest rates to 12.75%. On August 25, 2009, the Limited Bonds II agreement, after being amended to accommodate the changes in maturity date and minimum limit of floating interest rates, was finalized.

17.

BONDS PAYABLE (continued)

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue Limited  Bonds I amounting to Rp40,000. The limited bonds represent unsecured bonds which were originally set to mature on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years.

On June  2, 2006, Lintasarta paid a certain portion of the limited bonds amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was based on the first amendment dated June 14, 2006 of the Limited Bonds I agreement. The floating interest rates of the bonds were determined using the average
3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rates was 19% and the minimum limit was 11% per annum.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the changes in maturity date and nominal value of the limited bonds.

On June 2, 2009, Lintasarta paid a portion of the limited bonds amounting to Rp8,303. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on
May 20, 2009, the representatives of Lintasarta’s stockholders agreed to extend the maturity date of the remaining Limited Bonds I of Rp26,553 to June 2, 2012 and to increase the minimum limit of the floating interest rates to 12.75%. On August 25, 2009, the Limited Bonds I agreement, after being amended to accommodate the changes in maturity date and minimum limit of floating interest rates, was finalized.

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate and with a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing on   May 5, 2004.  The  notes   have  an  effective   interest   rate of 7.93% per  annum.  The  notes   will   mature  on

November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part, at any time on or after
November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 2008, 2009 and 2010, respectively. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of the Company (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Company’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on November 5, 2003 and used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

17.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

On January 11, 2006, IFB released a solicitation relating to the outstanding notes. The primary purpose of the solicitation was to modify certain covenants under the indenture of the notes to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the notes representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

On July 22, 2008, IFB announced the Change of Control Offer to all holders of the notes (Note 20). This offer was to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that required IFB to repurchase all or any part of such holders’ notes.

On September 19, 2008, IFB paid a total of US$67,805 (equivalent to Rp642,109) for the purchased portion of the notes with a total principal amount of US$65,253 (equivalent to Rp617,946) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

On May 12, 2010, the Company, together with IFB and IIFB, announced the commencement by IFB and IIFB of cash tender offers to purchase for cash any or all of IFB's outstanding Guaranteed Notes Due 2010 (the "2010 Notes") and IIFB's outstanding Guaranteed Notes Due 2012 (the “2012 Notes”). In addition to its offer to purchase the 2010 Notes, IFB is also soliciting, as one proposal, consents to certain proposed amendments to the amended and restated indenture, dated as of January 25, 2006 (the "2010 Indenture"), which would shorten the notice period for optional redemption of the 2010 Notes and to the release of IIFB as a guarantor under the 2010 Indenture.

On August 2, 2010, IFB paid a total of US$174,699 (equivalent to Rp1,561,460) for the purchased portion of the 2010 Notes under tender offer with a total principal amount of US$167,744 (equivalent to Rp1,499,564) and US$100 (equivalent to Rp894) at price equal to 102.1875% and 101.9375%, respectively, of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expense.

On August 10, 2010, IFB paid a total of US$69,536 (equivalent to Rp622,556) for the remaining purchased portion of the 2010 Notes which was called with a total principal amount of US$66,873 (equivalent to Rp598,715) at a price equal to 101.9375% of principal amount called, plus the accrued and unpaid interest up to settlement date and other additional expense.

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate and with a total face value of US$250,000. The notes were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes have an effective interest rate of 8.13% per annum. The notes will mature on June 22, 2012.

17. BONDS PAYABLE (continued)

Guaranteed Notes Due 2012  (continued)

The notes will be redeemable at the option of IIFB, in whole or in part, at any time on or after
June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of the Company (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Company’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on June 23, 2005 and used for general corporate purposes, including capital expenditures.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On July 22, 2008, IIFB announced the Change of Control Offer to all holders of the notes
(Note 20). This offer was intended to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that required IIFB to repurchase all or any part of such holders’ notes.

On September 19, 2008, IIFB paid a total of US$144,441 (equivalent to Rp1,367,858) for the purchased portion of the notes with a total principal amount of US$140,590 (equivalent to Rp1,331,387) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

On May 12, 2010, the Company, together with IFB and IIFB, announced the commencement by IFB and IIFB of cash tender offers to purchase for cash any or all of IFB’s outstanding Guaranteed Notes Due 2010 (the”2010 Notes”) and IIFB’s outstanding Guaranteed Notes Due 2012 (the “2012 Notes”).

On August 2, 2010, IIFB paid a total of US$58,614 (equivalent to Rp523,892) for the purchased portion of the 2012 Notes under tender offer with a total principal amount of US$55,835 (equivalent to Rp499,053) and US$200 (equivalent to Rp1,788) at a price equal to 103.8125% and 103.5625%, respectively, of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

On September 2, 2010, IIFB paid a total US$56,016 (equivalent to Rp504,592) for the remaining purchased portion of the 2012 Notes which was called with a total principal amount of US$53,375 (equivalent to Rp480,802) at a price equal to 103.5625% of principal  amount called, plus the accrued and unpaid interest up to settlement date and other additional expenses.

17.

BONDS PAYABLE (continued)

The scheduled principal payments of all the bonds payable outstanding as of September 30, 2010 are as follows:

Twelve months ending September 30,

  2015 and

        2011

   2012

2013

2014

  thereafter *

        Total

In U.S. dollar

Guaranteed Notes *

   Due 2020

(US$650,000)

-

-

-

-

5,800,600

5,800,600

In Rupiah

Fifth Indosat Bonds *

-

-

-

1,230,000

1,370,0002,600,000

Seventh Indosat Bonds*

-

-

-

-

1,300,000

1,300,000

Sixth Indosat Bonds*

-

-

760,000

-

320,000

1,080,000

Fourth Indosat Bonds

 *

815,000

-

-

-

-815,000

Third Indosat Bonds *

640,000

-

-

-

-640,000

Sukuk Ijarah III *

-

-

570,000

-

-

570,000

Sukuk Ijarah II *

-

-

-

400,000

-400,000

Syari’ah Ijarah Bonds *

285,000

-

-

-

-

285,000

Second Indosat Bonds

 *

-

-

-

-

200,000

200,000

Sukuk Ijarah IV *

-

-

-

-

200,000

200,000

Limited Bonds II

-

25,000

-

-

-

25,000

Limited Bonds I

-

16,989

-

-

-

16,989

Sub-total

1,740,000

41,989

1,330,000

1,630,0003,390,0008,131,989

Total

1,740,000

41,989

1,330,000

1,630,000

9,190,600

Less:

-

unamortized notes issuance cost

s

(62,344)

-

unamortized bonds issuance costs and consent solicitation fees

(31,927)

-

unamortized notes discount

(30,189)

Net

13,808,129

*

Refer to previous discussion on early repayment options for each bond/note.

The amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and notes discount for the nine months ended September 30, 2009 and 2010 amounted to Rp11,277 and Rp23,388, respectively (Note 25).

As of September 30, 2009 and 2010, the Companies have complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

18. FINANCIAL ASSETS AND LIABILITIES

The Companies have various financial assets such as trade and other accounts receivable, cash and cash equivalents and short-term investments, which arise directly from the Companies’ operations. The Companies’ principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, trade and other accounts payable. The main purpose of these financial liabilities is to finance the Companies’ operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

16.

FINANCIAL ASSETS AND LIABILITIES (continued)

The following table sets forth the Companies’ financial assets and financial liabilities as of
September 30, 2010:

Amount

Financial Assets

Held for trading

Derivative assets

119,462

Loans and receivable

Cash and cash equivalents

6,185,065

Accounts receivable - trade and others - net

1,585,026

Other current financial assets

43,191

Due from related parties - net

7,960

Other non-current financial assets

85,842

Available for sale

Short-term investments - net

-

Other long-term investments - net

2,730

Total Financial Assets

8,029,276

Financial Liabilities

Held for trading

Derivative liabilities

284,631

Liabilities at amortized cost

Accounts payable - trade

619,341

Procurement payable

4,000,682

Accrued expenses

1,767,281

Deposits from customers

87,115

Loans payable - current maturities

2,665,040

Bonds payable - current maturities

1,737,025

Other current financial liabilities

46,329

Due to related parties

20,998

Loans payable - net of current maturities

10,835,173

Bonds payable - net of current maturities

12,071,104

Total Financial Liabilities

34,134,719

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

18.

FINANCIAL ASSETS AND LIABILITIES (continued)

The following table sets forth the carrying values and estimated fair values of the Companies financial instruments that are carried in the consolidated balance sheet as of September 30, 2010:

	Carrying Amount	Fair Value Amount
Current Financial Assets
Cash and cash equivalents	6,185,065	6,185,065
Short-term investments - net	-	-
Accounts receivable - trade and others - net	1,585,026	1,585,026
Derivative assets	119,462	119,462
Other current financial assets	43,191	43,191
Total current financial assets	7,932,744	7,932,744
Non-Current Financial Assets
Due from related parties - net	7,960	6,997
Other long-term investments - net	2,730	2,730
Other non-current financial assets	85,842	85,278
Total non-current financial assets	96,532	95,005

Total Financial Assets	8,029,276	8,027,749

Current Financial Liabilities
Accounts payable - trade	619,341	619,341
Procurement payable	4,000,682	4,000,682
Accrued expenses	1,767,281	1,767,281
Deposits from customers	87,115	87,115
Derivative liabilities	284,631	284,631
Loans payable - current maturities	2,665,040	2,633,541
Bonds payable - current maturities	1,737,025	1,759,964
Other current financial liabilities	46,329	46,329
Total current financial liabilities	11,207,444	11,198,884
Non-Current Financial Liabilities
Due to related parties	20,998	18,457
Loans payable - net of current maturities	10,835,173	9,893,118
Bonds payable - net of current maturities	12,071,104	13,090,896
Total non-current financial liabilities	22,927,275	23,002,471

Total Financial Liabilities	34,134,719	34,201,355

The fair values of the financial assets and liabilities are presented at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

18.

FINANCIAL ASSETS AND LIABILITIES (continued)

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade payables, procurement payable, accrued expenses, deposits from customers and other current financial liabilities)

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

•

Derivative Financial Instruments

Cross currency swap contracts and currency forward contracts (including bifurcated embedded derivative)

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Long-term financial assets and liabilities:

•

Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from/to related parties, other non-current financial assets and liabilities)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Companies’ own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

•

Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of September 30, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

EMPLOYEE BENEFIT OBLIGATIONS

This account consists of non-current portion of employee benefit obligations as follows:

2009

2010

Post-retirement healthcare (Note 26)

532,568

618,653

Labor Law 13 (Note 26)

137,448

178,377

Post-retirement benefit of salary continuation

before retirement

94,169

114,770

Service award

32,816

37,601

Accumulated leave benefits

1,004

1,844

Total

798,005

951,245

20.

CAPITAL STOCK

The Company’s capital stock ownership as of September 30, 2009 and 2010 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2009

A Share

The Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

The Government

776,624,999

77,662

14.29

Directors:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

1,125,241,900

112,524

20.71

Total

5,433,933,500

543,393

100.00

2010

A Share

The Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

The Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

277,076,269

27,708

5.10

Directors:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

848,165,631

84,816

15.61

Total

5,433,933,500

543,393

100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

20.

CAPITAL STOCK (continued)

On June  6, 2008, STT Communications Limited (“STTC”) entered into a Share Purchase Agreement to sell its 75% ownership in ICL and ICLS to Qatar Telecom (“Qtel”). The closing process of such sale was made on June  22, 2008 and resulted in Qtel’s direct ownership in ICL and ICLS. As a result, Qtel has become the ultimate shareholder of the Company (Notes 16e and 17) and all of STTC’s affiliations ceased to be related parties of the Companies (Note 27).

On January 8, 2009, Qtel filed tender offer statements with the United States Securities and Exchange Commission (“U.S. SEC”) and BAPEPAM-LK to purchase additional Company shares which became effective on January 16, 2009. Subsequently, as required by the U.S. SEC, on January 20, 2009, the Company filed schedule 14D-9, Solicitation/Recommendation Statement, with the U.S. SEC in response to the Tender Offers made by Qtel in the United States of America and Indonesia through Qtel’s indirect wholly owned subsidiary, ICLS, to purchase Series B shares (including Series B shares held as ADS, each representing 50 Series B shares) which represent approximately 24.19% of the Company’s total issued and outstanding Series B shares. On March 4, 2009, ICLS increased its ownership interest in the Company from 0.85% to 25.04%.

On May 29, 2009, ICL entered into a Share Purchase Agreement to sell its 39.96% ownership in the Company to ICLS. The closing process of such sale was made on June 4, 2009; consequently, from this date, ICLS has become the legal owner of 3,532,056,600 “B” shares representing 65.00% ownership in the Company.

On September 11, 2009, ICLS changed its name into Qatar Telecom (Qtel Asia) Pte. Ltd.

21.

OPERATING REVENUES

This account consists of the following:

2009

2010

Cellular

Value-added services

4,346,195

5,408,231

Usage charges

4,238,100

5,368,861

Interconnection revenues (Note 33)

1,307,199

820,017

Tower leasing (Note 30)

17,480

166,944

Sale of Blackberry handsets

76,713

32,836

Monthly subscription charges

132,673

2,477

Connection fee

9,263

958

Others

89,637

114,028

Sub-total

10,217,260

11,914,352

MIDI

IP VPN

365,766

449,565

Internet

542,710

404,245

World link and direct link

284,142

207,052

Frame net

202,209

178,616

Application services

159,441

167,252

Leased line

146,881

134,912

Satellite lease

95,455

94,399

Digital data network

119,070

67,239

MPLS

            42,914

44,216

Others

50,471

63,380

Sub-total

2,009,059

1,810,876

21.

OPERATING REVENUES (continued)

2009

2010

Fixed Telecommunication

International Calls

1,215,539

888,161

Fixed Wireless

192,045

134,518

Fixed Line

98,295

95,172

Others

668

-

Sub-total

1,506,547

1,117,851

Total

13,732,866

14,843,079

Operating revenues from related parties amounted to Rp1,123,404 and Rp1,176,404 for the nine months ended September 30, 2009 and 2010, respectively. These amounts represent 8.18% and 7.93% of the total operating revenues for the nine months ended September 30, 2009 and 2010, respectively (Note 27).

The operating revenues from interconnection services are presented on a gross basis (Note 2o).

22.

OPERATING EXPENSES - COST OF SERVICES

This account consists of the following:

2009

2010

Interconnection (Note 33)

1,424,994

1,333,249

Radio frequency fee

946,282

1,183,784

Maintenance

615,374

689,222

Utilities

581,224

533,125

Rent

340,592

369,264

Leased circuits

383,807

280,089

Cost of SIM cards and pulse reload vouchers

251,522

188,296

USO (Note 32)

156,428

161,338

Blackberry access fee

45,544

135,073

Concession fee (Note 32)

64,704

85,023

Installation

31,456

66,617

Cost of handsets and modems

157,990

64,714

Delivery and transportation

60,785

64,682

Billing and collection

31,912

47,348

License

22,849

21,374

Others

83,960

67,907

Total

5,199,423

5,291,105

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2n).

23.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2009

2010

Salaries

323,928

362,929

Incentives and other employee benefits

208,534

235,760

Bonuses

170,559

156,188

Employee income tax

117,442

107,101

Post-retirement healthcare benefits (Note 26)

66,197

79,291

Medical expense

51,216

51,969

Outsourcing

65,710

48,553

Pension (Note 26)

16,609

34,874

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 26)

29,459

31,816

Early retirement*

33,945

11,761

Others

14,075

18,222

Total

1,097,674

1,138,464

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package.  For the nine months ended September 30, 2009 and 2010, there were 71 and 5 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation for the nine months ended September 30, 2009 and 2010 amounted to Rp24,754 and Rp29,233, respectively.

24.

OPERATING EXPENSES - GENERAL AND ADMINISTRATION

This account consists of:

2009

2010

Rent

98,895

83,662

Professional fees

81,417

72,737

Utilities

49,168

71,243

Provision for doubtful accounts (Note 5)

88,421

54,344

Transportation

42,581

44,797

Office

32,475

35,537

Insurance

20,881

27,355

Catering

18,048

18,222

Training, education and research

11,764

12,346

Communication

14,031

6,555

Others (each below Rp10,000)

39,600

37,125

Total

497,281

463,923

25.

OTHER EXPENSES - FINANCING COST

This account consists of:

2009

2010

Interest on loans

1,317,466

1,585,365

Excess of purchase price over nominal value

due to redemption of GN 2010 and GN 2012

-

81,142

Amortization of debt and bonds issuance

costs, consent solicitation fees and discount (Notes 16 and 17)

33,096

74,687

Bank charges

8,627

3,777

Consent solicitation

-

83

Total

1,359,189

1,745,054

26.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and the premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to September 2009 and January to September 2010, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp407 for additional 80 employees, and Rp20 for additional 4 employees, respectively.

26.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and the premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 each for the nine months ended September 30, 2009 and 2010.

The net periodic pension cost for the pension plans for the nine months ended September 30, 2009 and 2010 was calculated based on actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2009

2010

Annual discount rate

12.0%

8.5 - 10.5%

*

Expected annual rate of return on plan assets4.5 - 9.0%      4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate (Indonesian Mortality Table - TMI)

TMI 1999

TMI 1999

* Revised discount rate used by the Company following the changes in market yield of Government Bonds at August 31, 2010.

26.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

a.

The composition of the net periodic pension cost for the nine months September 30, 2009 and 2010 is as follows:

2009

2010

Interest cost

47,736

55,919

Service cost

23,925

31,174

Return on plan assets

(53,981

)

(52,857

)

Amortization of unrecognized actuarial loss (gain)

(1,071)638

Net periodic pension cost (Note 23)

16,609

34,874

b.

The funded status of the plans as of September 30, 2009 and 2010 is as follows:

2009

2010

Plan assets at fair value

800,613

838,733

Projected benefit obligation

(612,901

)

(813,520

)

Excess of plan assets over projected benefit obligation

187,712

25,213

Unrecognized actuarial loss (gain)

(21,691

)

97,376

Net prepaid pension cost

166,021

122,589

c.

Movements in the prepaid pension cost for the nine months ended September 30, 2009 and 2010 are as follows:

        2009

       2010

Beginning balance

Company

154,441

124,720

Lintasarta

18,659

25,100

Net periodic pension cost

Company

(14,887)

(31,816)

Lintasarta

(1,722)

(3,058)

Refund from Jiwasraya

Company

(530)

(1,662)

Lintasarta

-

(368)

Contribution to Jiwasraya

Company

407

20

Lintasarta

9,653

9,653

Ending balance

Company

139,431

91,262

Lintasarta

26,590

31,327

26.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

d.

Prepaid pension cost consists of:

2009

2010

Current portion (presented as part of “Prepaid Expenses”)

Company

2,712

1,715

Lintasarta

402

725

3,114

2,440

Long-term portion

Company

136,719

89,547

Lintasarta

26,188

30,602

162,907

120,149

Total prepaid pension cost

166,021

122,589

Plan assets as of September 30, 2009 and 2010 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the nine months ended September 30, 2009 and 2010 amounted to Rp13,506 and Rp34,319, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost under the Labor Law for the nine months ended September 30, 2009 and 2010 was calculated based on actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2009

2010

Annual discount rate

12.0%

9.0 - 10.5%

*

Annual rate of increase in compensation

 10.0 - 11.0%

9.0 - 10.0%

* Revised discount rate used by the Company following the changes in market yield of Government Bonds at August 31, 2010.

26.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

a.

The composition of the periodic pension cost under the Labor Law for the nine months ended September 30, 2009 and 2010 is as follows:

2009

2010

Service cost

14,098

16,002

Interest cost

13,979

14,689

Amortization of unrecognized actuarial loss

1,382

1,125

Total periodic pension cost under the Labor Law (Note 23)

29,459

31,816

b.

The composition of the accrued pension cost under the Labor Law as of September 30, 2009 and 2010 is as follows:

2009

2010

Projected benefit obligation

181,347

217,350

Unrecognized actuarial loss

(41,744

)

(26,559)

Unrecognized past service cost

-

(9,811

)

Accrued pension cost

139,603

180,980

c.

Movements in the accrued pension cost under the Labor Law for the nine months ended September 30, 2009 and 2010 are as follows:

2009

2010

Beginning balance

Company

100,518

131,416

Lintasarta

8,609

12,771

IMM

4,202

6,206

Periodic pension cost under the Labor Law

Company

26,238

26,200

Lintasarta

1,972

3,758

IMM

1,249

1,858

Benefit payment

Company

(3,185)

(1,229)

Ending balance

Company

123,571

156,387

Lintasarta

10,581

16,529

IMM

5,451

8,064

As of September 30, 2009 and 2010, the current portion of pension cost under the Labor Law included in accrued expenses (Note 15) amounted to Rp2,155 and Rp2,603, respectively, and the non-current portion included in employee benefit obligations amounted to Rp137,488 and Rp178,377, respectively (Note 19).

26.

PENSION PLAN (continued)

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the nine months ended September 30, 2009 and 2010 was calculated based on actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2009

2010

Annual discount rate

12.0%

              9.5%*

Ultimate cost trend rate

6.0%

6.0%

Next year trend rate

18.0%

16.0%

Period to reach ultimate cost trend rate

6 years

5 years

* Revised discount rate used by the Company following the changes in market yield of Government Bonds at August 31, 2010.

a.

The composition of the periodic post-retirement healthcare cost for the nine months ended September 30, 2009 and 2010 is as follows:

2009

2010

Interest cost

44,335

49,439

Service cost

14,023

22,013

Amortization of unrecognized past service cost

7,839

7,839

Periodic post-retirement

healthcare cost (Note 23)

66,197

79,291

b.

The composition of the accrued post-retirement healthcare cost as of September 30, 2009 and 2010 is as follows:

  2009

2010

Projected benefit obligation

543,226

667,467

Unrecognized past service cost

(44,319

)

(33,866

)

Unrecognized actuarial gain (loss)

43,315(2,150

)

Accrued post-retirement healthcare cost

542,222

631,451

26.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

c.

Movements in the accrued post-retirement healthcare cost for the nine months ended
September 30, 2009 and 2010 are as follows:

2009

2010

Beginning balance

483,772

561,805

Net periodic post-retirement healthcare cost

66,197

79,291

Benefit payment

(7,747)

(9,645)

Ending balance

542,222

631,451

d.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the nine months ended September 30, 2009 and 2010 and accumulated post-retirement healthcare benefit obligation as of September 30, 2009 and 2010, as follows:

2009

2010

Increase

Service and interest costs

77,187

84,073

Accumulated post-retirement healthcare

benefit obligation

657,932

800,092

Decrease

Service and interest costs

52,170

56,439

Accumulated post-retirement healthcare

benefit obligation

460,783

557,316

As of September 30, 2009 and 2010, the current portion of post-retirement healthcare cost included in accrued expenses (Note 15) amounted to Rp9,654 and Rp12,798 respectively, and the non-current portion included in employee benefit obligations amounted to Rp532,568 and Rp618,653 respectively (Note 19)  .

27.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2009

2010

2009

2010

 Cash and cash equivalents (Note 4)

State-owned banks

1,193,998

4,699,333

2.188.34

Accounts receivable - trade (Note 5)

State-owned banks

26,820

76,898

0.05

0.14

Telkom

24,654

24,657

0.04

0.04

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

26,297

22,781

0.05

0.04

PT Pasifik Satelit Nusantara (“PSN”)

2,952

11,786

0.01

0.02

PT Citra Sari Makmur (“CSM”)

9,301

11,072

0.020.02

PT Pos Indonesia (Persero)

11,020

10,283

0.02

0.02

Qtel

-

4,265

-

0.01

PT Telekomunikasi Selular (“Telkomsel”)

1,394

2,908

0.00

0.01

PT Infomedia Nusantara

1,133

206

0.00

0.00

Others

59,590

39,243

0.11

0.07

Total

163,161

204,099

0.30

0.37

Less allowance for doubtful accounts

46,701

59,913

0.09

0.11

Net

116,460

144,186

0.21

0.26

 Prepaid expenses

MOCIT

806,618

827,276

1.47

1.47

Kopindosat

2,453

3,012

0.01

0.01

Jiwasraya (Note 26)

3,114

2,440

0.01

0.01

PT Industri Telekomunikasi

Indonesia (Persero)

 (”INTI”)

1,982

2,011

0.00

0.00

Telkom

1,434

1,434

0.00

0.00

Others

2,346

3,389

0.00

0.00

Total

817,947

839,562

1.49

1.49

Other current financial assets

State-owned banks

11,333

29,201

0.02

0.05

Due from related parties

Kopindosat

5,958

5,958

0.01

0.01

Telkomsel

1,394

657

0.00

0.00

Others

2,169

1,991

0.00

0.00

Total

9,521

8,606

0.01

0.01

Less allowance for doubtful accounts

1,246

646

0.00

0.00

Net

8,275

7,960

0.01

0.01

Long-term prepaid pension (Note 26)

Jiwasraya

162,907

120,149

0.30

0.21

Long-term advances

INTI

2,756

3,748

0.01

0.01

Kopindosat

1,217

2,021

0.00

0.00

Total

3,973

5,769

0.01

0.01

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

Percentage to Total Assets/Liabilities (%)

2009

2010

2009

2010

Long-term prepaid rentals

Telkom

19,957

18,523

0.04

0.03

Kopindosat

12,560

12,851

0.020.02

INTI

5,313

4,103

0.010.01

Others

2,702

3,249

0.000.01

Total

40,532

38,726

0.07

0.07

Other non-current financial assets

State-owned banks

41,838

61,233

0.08

0.11

Other non-current assets

Directorate General of Customs

and Excise

26,325

-

0.05

-

Others

-

87

-

0.00

Total

26,325

87

0.05

0.00

Accounts payable - trade

Telkomsel

41,679

27,166

0.12

0.07

PT Indonesia Comnet Plus (“Comnet”)

3,708

-

0.01-

Others

670

1,016

0.00

0.00

Total

46,057

28,182

0.13

0.07

Procurement payable

 (Note 13)

Kopindosat

29,984

19,417

0.08

0.05

INTI

40,676

17,471

0.11

0.05

PT Personel Alih Daya

10,199

13,409

0.03

0.04

PT Telkom Cisc

-

10,656

-

0.03

Comnet

-

2,170

-

0.00

Other

228

4,942

0.00

0.01

Total

81,087

68,065

0.22

0.18

Accrued expenses

MOCIT

256,128

191,726

0.70

0.50

PT Perusahaan Listrik Negara

(Persero) (“PLN”)

108,154

148,588

0.300.39

Senior Management

35,199

29,386

0.10

0.08

Kopindosat

1,218

9,126

0.000.02

PT Personel Alih Daya

26,520

7,710

0.07

0.02

Total

427,219

386,536

1.17

1.01

Other current liabilities

Telkomsel

1,664

1,664

0.01

0.01

Due to related parties

TVRI

10,147

17,809

0.03

0.05

Kopindosat

1,490

1,490

0.00

0.00

State-owned banks

962

1,001

0.00

0.00

PLN

10,547

29

0.03

0.00

Others

478

669

0.00

0.00

Total

23,624

20,998

0.06

0.05

27. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

Percentage to Total Assets/Liabilities (%)

2009

2010

2009

2010

 Loans payable (including current

maturities) (Note 16)

State-owned bank

2,591,795

2,194,597

7.08

5.74

Other non-current liabilities

Telkomsel

8,534

6,871

0.02

0.02

Kas Negara

-

1,482

-

0.00

Total

8,534

8,353

0.02

0.02

Percentage to Respective Income

Amount

or Expenses (%)

2009

2010

2009

2010

Operating revenues (Note 21)

Telkom

511,026

454,307

3.72

3.06

Telkomsel

193,543

297,3451.412.00

State-owned banks

140,500

206,200

1.02

1.39

Qtel

6,376

23,568

0.05

0.16

PSN

5,576

19,608

0.04

0.13

Governmental Departments

1,207

14,481

0.00

0.10

PT Pos Indonesia (Persero)

10,491

11,518

0.08

0.08

PT Pertamina (Persero) (“Pertamina”)

7,957

7,391

0.06

0.05

Comnet

4,378

6,711

0.03

0.05

CSM

10,011

4,458

0.07

0.03

PT Angkasa Pura (Persero)

3,310

4,349

0.02

0.03

State-owned universities

2,891

3,361

0.02

0.02

TVRI

19,377

2,879

0.14

0.02

Others

206,761

120,228

1.52

0.81

Total

1,123

404

1,176,404

8.18

7.93

Operating expenses

Cost of services

MOCIT

1,167,414

1,430,145

10.48

11.64

Telkom

553,190

422,501

4.973.44

Telkomsel

424,093

405,175

3.81

3.30

PLN

471,489

358,437

4.23

2.92

PT Personel Alih Daya

48,812

58,862

0.440.48

Kopindosat

4,454

54,173

0.04

0.44

Comnet

30,238

22,758

0.27

0.19

Qtel

-

12,726

-0.10

PT Pos Indonesia (Persero)

4,677

11,331

0.04

0.09

INTI

5,898

7,155

0.05

0.06

PT Perusahaan Gas Negara (Persero) Tbk

(“PGN”)

2,252

1,333

0.020.01

PSN

1,339

748

0.01

0.01

Others

-

415

-

0.00

Total

2,713,856

2,785,759

24.36

22.68

Personnel

Senior Management

120,957

94,126

1.090.77

Jiwasraya (Note 26)

16,609

34,874

0.150.28

PT. Personel Alih Daya

45,998

31,168

0.410.25

Total

183,564

160,168

1.651.30

27. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income

Amount

or Expenses (%)

2009

2010

2009

2010

General and administration

PLN

53,137

53,672

0.48

0.44

Kopindosat13,179

17,997

0.12

0.15

PT Personel Alih Daya

35,912

9,734

0.32

0.08

Usaha Gedung Bank

Dagang Negara

(“UGBDN”)

647

1,605

0.01

0.01

State-owned banks

-

1,582

-

0.01

Others

2,408

3,218

0.02

0.02

Total

105,283

87,808

0.95

0.71

Other income (expenses)

Interest income

State-owned banks

90,917

85,993

19.06

5.09

Others

228

443

0.05

0.03

Total

91,145

86,436

19.11

5.12

Financing cost

State-owned banks

(161,892

)

(179,488)

(33.94

)                             (10.63)

Others

(4,859

)

-

(1.02

)

-

Total

(166,751

)

(179,488

)

(34.96

)

(10,63

)

Net

(75,606

)

(93,052)

(15.85

)

(5.51

)

The relationship and nature of account balances/transactions with related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

State-owned banks

Under common control

Cash and cash equivalents,

(“UCC”)

loans payable and operating

revenues - MIDI

2.

Telkom (Notes 30i and 33)

UCC

Operating revenues - cellular,

fixed telecommunications and

MIDI; operating expenses -

cost of services

3.

TVRI

UCC

Operating revenues - MIDI

4.

Qtel

 Ultimate stockholder

Operating revenues - fixed

telecommunications

5.

CSM

UCC

Operating revenues - MIDI

27. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

6.

PSN

UCC

Operating revenues - MIDI

7.

PT Pos Indonesia (Persero)

UCC

Operating revenues - MIDI

8.

Telkomsel (Note 33)

UCC

Operating revenues - cellular and

fixed telecommunications

9.

Comnet

UCC

Operating expenses - cost of

Services

10.

MOCIT

Government agency

Operating revenues - MIDI;

operating expenses - cost of

 services

11.

Kopindosat

The Companies’

Operating expenses - personnel

employees cooperative

expenses, general and

administration expenses

12.

Jiwasraya

UCC

Long-term prepaid pension

13.

INTI

UCC

Procurement payable

14.

Directorate General of

Government agency

Other non-current assets

Customs and Excise

15.

PT Personel Alih Daya

Under common

Operating expenses - personnel

significant influence

expenses and cost of services

16.

Senior management

Key management

Operating expenses - personnel

personnel

expenses, prepaid

expense - unamortized

portions of housing and

transformation advances, and

transformation incentives

17.

PLN

UCC

Operating expenses - cost of

Services

18.

Qatar Telecom (Qtel Asia) Pte. Ltd.

Stockholder

Other current financial liabilities -

dividend payables

19.

The Government

Stockholder

Other current financial liabilities -

dividend payables

20.

Pertamina

UCC

Due from related party,

Operating revenues - MIDI

21.

PT Angkasa Pura (Persero)

UCC

Operating revenues - MIDI

27. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

22.

State-owned universities

UCC

Operating revenues - MIDI

23.

PGN

UCC

Operating revenues - MIDI

24.

PT Infomedia Nusantara

UCC

Operating revenues - MIDI

25.  Governmental Departments

Government agency

Operating revenues - MIDI

26.

UGBDN

UCC

Operating expenses - cost of

services

28.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting (“ASGM”), the stockholders approved, among others, the appropriation of annual net income for reserve fund and cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2008 Net Income
June 11, 2009	18,785	172.85	July 22, 2009

2009 Net Income
June 22, 2010	14,982	137.86	August 2, 2010

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

DERIVATIVES

The Company entered into several swap and currency forward contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of September 30, 2009 and 2010:

Fair Value (Rp)

Notional

             2009

2010

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Goldman Sachs International (“GSI”)

100,000

105,574

-

56,641-

b.

GSI

25,000

-

3,351

-22,542

c.

GSI

75,000

67,562

-

51,806-

d.

StandChart

25,000

8,838

-

-14,025

e.

StandChart

25,000

22,399

-

-2,796

f.

StandChart

25,000

33,336

-

8,388-

g.

HSBC, Jakarta Branch

25,000

19,535

-

-5,225

h.

Merrill Lynch International Bank Limited,

        London Branch (“MLIB”)

50,000

5,248

-

-8,194

i.

MLIB

25,000

-

7,780

-449

j.

MLIB

25,000

7,498

-

2,580-

k.

DBS

25,000

1,814

-

35-

l.

GSI

84,000

9,681

-

12-

Sub-total

281,485

11,131

119,46253,231

Currency Forward Contracts:

m.

DBS *

5,000

-

4,925

-

-

Interest Rate Swap Contracts:

n.

HSBC, Jakarta Branch

27,037 with

decreasing amount

-

17,098

-17,628

o.

HSBC, Jakarta Branch

44,200 with

decreasing amount

-

34,111

-31,097

p.

GSI

100,000

-

92,938

-110,486

q.

DBS

25,000 with

decreasing amount

-

14,186

-

12,617

r.

DBS

25,000 with

decreasing amount

-

10,155

-

9,658

s.

Bank of Tokyo MUFJ (“BTMUFJ”)

25,000 with

decreasing amount

-

4,799

-

6,997

t.

BTMUFJ

25,000 with

decreasing amount

-

3,424

-

6,238

u.

BTMUFJ

25,000 with

decreasing amount

-

2,376

-

5,659

v.

StandChart

40,000 with

decreasing amount

-

782

-

7,209

w.

DBS

26,000 with

decreasing amount

-

2,590

-

5,152

x.

DBS

26,000 with

decreasing amount

-

1,361

-

4,502

y.

BTMUFJ

36,500 with

decreasing amount

-

5,219

-

7,303

z.

ING Bank N.V.

25,000 with

decreasing amount

-

3,241

-

3,867

aa.

ING Bank N.V.

33,500

-

3,456

-2,987

Sub-total

-

195,736

-231,400

Total

281,485

211,792

119,462284,631

*

contract entered into in May 2009 and settled in November 2009

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 16e), swap income or cost, termination income or cost, and settlement of derivative instruments totaling (Rp387,552) and (Rp378,431) in 2009 and 2010, respectively, were charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of income.

29.

DERIVATIVES (continued)

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010
a.	GSI	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to cross currency swap contract.	Every May 5 and November 5	32,390	28,850
b.	GSI	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	6,340	6,119
c.	GSI	August 22, 2005 - June 22, 2012 Swap a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000	3.28% of US$75,000	Every June 22 and December 22	12,503	14,450
d.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	6,032	5,558
e.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	4,732	4,360
f.	StandChart	May 12, 2006 - September 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	4,354	4,012
g.	HSBC	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	5,357	4,527
h.	MLIB

August 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 -  Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	11,669	12,047
i.	MLIB

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to September 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to September 12, 2013	Every June 12 and December 12	5,732	5,984

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010
j.	MLIB

September 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,000 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	3,484	3,597
k.	DBS

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	5,702	4,577
l.	GSI

December 16, 2008 - November 5, 2010

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp11,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (IDR/USD spot rate - Rp11,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,500 but is less than or equal to Rp15,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (Rp3,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp15,000 to US$1 (in full amounts)

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium (charged to prepaid expenses) is amortized over the contract period.	-	41,809	41,809

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

All cross currency swap contracts with GSI (contracts No. a, b and c) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
m.	DBS *	May 11, 2009 -November 13, 2009	Rp10,750 to US$1	November 13, 2009

(*)     contract entered into in May 2009 and settled in November 2009

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2009	2010
n.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	(2,879)	(3,995)
o.	HSBC	April 23, 2008 - September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	(7,309)	(16,920)
p.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	(6,761)	(24,299)
q.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	(1,540)	(3,849)
r.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(2,106)	(6,676)
s.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(1,107)	(4,778)
t.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(935)	(4,292)
u.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(835)	(4,778)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
v.	StandChart	December 19, 2008 - September 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(504)	(5,384)
w.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(558)	(3,909)
x.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(302)	(3,451)
y.	BTMUFJ	March 2, 2009 - September 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(627)	(4,901)
z.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(522)	(3,734)
aa.	ING Bank N.V.	April 14, 2009 - September 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	-	(4,199)

30.

SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of September 30, 2010, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$239,203 (Note 36i) and Rp1,065,672.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
June 30, 2010	The Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan (including commitment to purchase Software Defined Radio (SDR) equipment)	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$37,773	US$23,064
June 16, 2010	The Procurement of Telco Infrastructure	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$106,736 and Rp477,607	US$93,528 and Rp409,340
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Siemens Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co. KG.	US$328,127 and Rp1,451,235	US$14,447 and Rp137,878
April 20, 2007	Telecommunications Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$69,482 and Rp634,390	US$1,010 and Rp14,859
April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$383,496 and Rp1,116,980	US$971 and Rp28,243

30.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

a.

On September 17, 2010, the Company received Tax Collection Letters (“STPs”) from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). However, the Company has objection on such tax collection (Note 36d).

b.

On January 29, April 15, May 24 and June 3, 2010, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunication (“Hutchison”) for a period of 12 years, PT Natrindo Telepon Selular (“NTS”) for a period of 10 years, PT XL Axiata Tbk (“XL Axiata ”) for a period of 10 years and PT Berca Global Access (“Berca”) for a period of 10 years, respectively. Hutchison, NTS, XL Axiata and Berca are required to pay the annual lease and maintenance fees in advance which are recorded as part of unearned income .

The agreements are cancellable before termination under certain conditions, as stated in the agreements.

c.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT–Balai Telekomunikasi dan Informatika Pedesaan (MOCIT-BTIP), whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, Nusa Tenggara Barat, Nusa Tenggara Timur, Kalimantan Barat, Kalimantan Selatan, Kalimantan Timur, Kalimantan Tengah, Maluku and Papua. The agreement covers four years starting from October 15, 2010 with contract value amounting to Rp83,684, Rp130,781 and Rp106,275 for Work Packages 7, 8 and 9, respectively. As of September 30, 2010, Lintasarta has received advance payments from MOCIT-BTIP related with the agreements amounting to Rp51,318 and Rp12,830 which are classified as part of unearned income for the current portion and other non-current liabilities for the long-term portion, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period which is classified as part of other non-current financial assets (Note 2c).

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIKs, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp189,704. As of September 30, 2010, Lintasarta has paid advances to WEB totalling Rp37,941 and Rp9,485, which are classified as part of advances for the current portion and long-term advances for the long-term portion, respectively.

d.

On May 25, 2007, the Company and six other telecommunications operators signed a memorandum of understanding on the construction of the national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunications operators subsequently decided not to join the project.

On November 10, 2007, the Company and the other five telecommunications operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

30.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

Furthermore, three of the telecommunications operators also no longer joined the project. Consequently, as of September 30, 2010, the remaining telecommunications operators which are still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in the number of participating telecommunications operators.

As of September 30, 2010, the Company has paid the amount of US$1,503 which is recorded as part of other non-current financial assets.

a.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT.

b.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the expiration date to February 28, 2008.  On December 4, 2009, these facilities were further amended to extend the expiration date to April 30, 2010. Subsequently, on June 17, 2010, these facilities were further extended up to April 30, 2011. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 3% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

As of September 30, 2010, the Company has not used these facilities

a.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”), Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”).

The funds received from the sale of IRU, DUC and OCU and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of September 30, 2010, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$4,725. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

30. SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

b.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the ninth amendment agreement dated May 24, 2010. Transponder lease expense charged to operations amounting to Rp21,806 and Rp21,673 in 2009 and 2010, respectively, is presented as part of “Operating Expenses - Cost of Services” in the consolidated statements of income.

31.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

31.

TARIFF SYSTEM (continued)

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (“MTPT”) (subsequently renamed “MOC” and most recently, “MOCIT”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to Public Switched Telephone

Network (“PSTN”)

 : 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the MOC in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79
Year 1998 of the MTPT were subsequently superseded by Regulation No. 12/PER/M.KOMINFO/ 02/2006 dated February 28, 2006 of the MOCIT regarding basic telephony tariffs for cellular mobile network service. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

31.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

On April 7, 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network. Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunications services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunications services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

On April 30, 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This Decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the Decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunications tariff system.

32.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 dated June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile   cellular   telecommunications   network   and   PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.    Between international and domestic PSTN

Based on Decision Letter No. KM.37 Year 1999 dated June 11, 1999 of the MOC, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunications traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the MTPT Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

32.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariffs (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting in 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 33).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

   USO

On September 30, 2005, the MOCIT issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policy underlying the USO program and requiring telecommunications operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debts and interconnection charges) for USO development.

The MOCIT also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

32.

INTERCONNECTION TARIFFS (continued)

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by Decree No. 08/PER/M.KOMINFO/02.2006, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

Decree No. KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the new Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 33).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

On August 4, 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 1, 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008.

On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

33.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunications services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

33. INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

a.  Fixed telecommunications services (continued)

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by the agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 30, 2009.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network with Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunications subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 30, 2009.

2.

PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk or “Excelcom”), PT Mobile-8
Telecom Tbk (“Mobile-8”) and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

33. INTERCONNECTION AGREEMENTS (continued)

2. PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk or “Excelcom”), PT Mobile-8
Telecom Tbk (“Mobile-8”) and Telkomsel (continued)

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Mobile-8 and XL Axiata, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 2n). The memoranda of understanding with each of Mobile-8, XL Axiata and Telkomsel were replaced by agreements dated September 14, and December 17 and 19, 2007, respectively. The agreements with Mobile-8 and XL Axiata were amended on March 31, 2008, while the agreement with Telkomsel was amended on February 18, 2008.

2.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection between the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network.

Net interconnection revenues (charges) from (to) major operators are as follows:

2009

2010

Telkom

    95,460

 121,377

Mobile-8

  8,999

7,952

Telkomsel

(88,055)

(124,098)

XL Axiata

(50,859)

(72,846)

Bakrie Telecom

(5,970

)

(4,051)

Net charges

(40,425

)

(71,666)

34.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

2009

Operating revenues

Revenues from external customers

10,217,260

1,506,547

2,009,059

13,732,866

Inter-segment revenues

(224,316)

224,316

383,944

383,944

Total operating revenues

9,992,944

1,730,863

2,393,00314,116,810

Inter-segment revenues elimination

(383,944)

Operating revenues - net

13,732,866

Income

Operating income

1,184,164

778,951

629,156

2,592,271

Gain on foreign exchange - net

1,394,440

Interest income

120,899

Financing cost

(1,359,189)

Income tax expense

(625,968)

Loss on change in fair value  of derivatives - net

(387,552)

Amortization of goodwill

(177,173)

Others - net

(68,370

)

Income before minority interest in net income

of subsidiaries

1,489,358

Other Information

Segment assets

44,138,337

2,722,938

8,246,96655,108,241

Unallocated assets

4,818,729

Inter-segment assets elimination

(5,109,617)

Assets - net

54,817,353

Segment liabilities

31,370,046

1,129,145

4,035,23836,534,429

Unallocated liabilities

3,799,422

Inter-segment liabilities elimination

(3,741,024)

Liabilities - net

36,592,827

Capital expenditures

8,420,514

550,919

1,282,28410,253,717

Depreciation and amortization

3,024,805

241,974

468,3953,735,174

34. SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

2010

Operating revenues

Revenues from external customers

         11,914,352

1,117,851

1,810,87614,843,079

Inter-segment revenues

(67,735)

67,735

448,399448,399

Total operating revenues

11,846,617

1,185,586

2,259,27515,291,478

Inter-segment revenues elimination

(448,399)

Operating revenues - net

14,843,079

Income

Operating income

2,094,326

31,202

436,525

2,562,053

Gain on foreign exchange - net

589,156

Interest income

113,166

Financing cost

(1,745,054)

Loss on change in fair value  of derivatives - net

(378,431)

Income tax expense

(293,179)

Amortization of goodwill

(169,880)

Others - net

(97,468)

Income before minority interest in net income

of subsidiaries

580,363

Other Information

Segment assets

45,379,840

2,194,855

8,417,441

55,992,136

Unallocated assets

8,045,310

Inter-segment assets elimination

(7,715,690)

Assets - net

56,321,756

Segment liabilities

30,414,920

655,744

3,400,175

34,470,839

Unallocated liabilities

9,914,569

Inter-segment liabilities elimination

(6,157,111)

Liabilities - net

38,228,297

Capital expenditure

2,707,147

141,735

518,917

3,367,799

Depreciation and amortization

3,707,573

232,218

625,829

4,565,620

35.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

A.

RISK MANAGEMENT

The main risks arising from the Companies’ financial instruments are interest rate risk, foreign exchange rate risk, equity risk, credit risk and liquidity risk.  The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Companies’ exposure to the risk of changes in market interest rates relates primarily to their loans and bonds payable with floating interest rates.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Interest rate risk (continued)

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis, and

(2)

Manage interest rate exposure on its loans and bonds payables by entering into interest rate swap contracts.

As of September 30, 2010, more than 60% of the Companies’ debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s consolidated net income for the nine months ended September 30, 2010 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

Increase/decrease in basis points: U.S. dollar Rupiah	31 19
Effect on consolidated net income for the period:
U.S. dollar Rupiah	US$1,081 (equivalent to Rp9,644) Rp6,304

Management conducted a survey among the Company’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Company’s next reporting date of December 31, 2010. The outlook is that the LIBOR and JIBOR interest rates may move 31 and 19 basis points, respectively, higher or lower than the interest rates at the end of the third quarter of 2010.

If LIBOR interest rates were 31 basis points higher or lower than the market levels as of September 30, 2010, with all other variables held constant, the Company’ consolidated net income for the nine months then ended and the consolidated stockholders’ equity would be Rp521,270 or Rp540,558 and Rp17,725,210 or Rp17,744,498, respectively, which are lower or higher than the actual results for the nine months ended September 30, 2010, mainly due to the higher or lower interest expense on floating rate borrowings.

If JIBOR interest rates were 19 basis points higher or lower than the market levels as of September 30, 2010, with all other variables held constant, the Company’ consolidated net income for the nine months then ended and the consolidated stockholders’ equity would be Rp524,610 or Rp537,218 and Rp17,728,550 or Rp17,741,158, respectively, which are lower or higher than the actual results for the nine months ended September 30, 2010, mainly due to the higher or lower interest expense on floating rate borrowings.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Companies’ exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accounts payable and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap contracts and other permitted instruments, if considered necessary. These contracts are accounted as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The Companies’ accounts payable are primarily foreign currency net settlement payables to foreign telecommunications operators, while most of the Companies’ accounts receivable are Indonesian rupiah-denominated collectibles from domestic operators.

To  the  extent  the  Indonesian    rupiah  depreciated   further from   the   exchange   rates   in   effect   at

September 30, 2010, the Companies’ obligations under such loans and bonds payable, accounts payable and procurement payable would increase in Indonesian rupiah terms. However, the increases in these obligations would be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of September 30, 2010, 32.84% of the Companies’ U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap contracts.

The following table shows the Companies’ consolidated U.S. dollar-denominated assets and liabilities as of September 30, 2010:

	2010
	U.S. Dollar	Rupiah *
Assets:
Cash and cash equivalents	383,110	3,418,871
Accounts receivable
Trade	125,264	1,117,859
Others	493	4,404
Derivative assets	13,387	119,462
Other current financial assets	2,015	17,983
Due from related parties	71	632
Other non-current financial assets	1,401	12,500
Total assets	525,741	4,691,711
Liabilities:
Accounts payable - trade	22,830	203,730
Procurement payable	252,272	2,251,277
Accrued expenses	31,552	281,574
Deposits from customers	1,480	13,207
Derivative liabilities	31,895	284,631
Other current financial liabilities	225	2,005
Other current liabilities	9,879	88,157
Loans payable (including current maturities)	899,707	8,028,989
Bonds payable (including current maturities)	650,000	5,800,600
Other non-current liabilities	8,730	77,909
Total liabilities	1,908,570	17,032,079
Net liabilities position	1,382,829	12,340,368

*The exchange rate used to translate the U.S. dollar amounts into rupiah was Rp8,924 to US$1 (in full amounts) as quoted from the Indonesian Central Bank as at September 30, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Foreign exchange rate risk (continued)

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Company’s consolidated net income for the period:

Change in U.S. dollar	0.1%
Effect on consolidated net income for the period	(9,255)

Management conducted a survey among the Company’s banks to determine the outlook of the U.S. dollar exchange rate until the Company’s next reporting date of December 31, 2010. The outlook is that the U.S. dollar exchange rate may strengthen by 0.1% as compared to the exchange rate at
September 30, 2010.

If the U.S. dollar exchange rate strengthened by 0.1% as compared to the exchange rate as of September 30, 2010, with all other variables held constant, the Company’s consolidated net income for the nine months then ended would be Rp521,659 which is lower than the actual results mainly due to the consolidated net foreign exchange loss on the translation of U.S. dollar-denominated net liabilities.

Equity price risk

The Companies’ long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Companies have investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Companies will incur a loss arising from their customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Companies manage and control this credit risk by setting limits on the amount of risk they are willing to accept for individual customers and by monitoring exposures in relation to such limits.

The Companies trade only with recognized and creditworthy third parties. It is the Companies’ policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Credit risk (continued)

The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet.

	Gross Maximum Exposure (1)	Net Maximum Exposure (2)
Loans and receivables:
Cash and cash equivalents	6,185,065	6,185,065
Accounts receivable
Trade - net	1,558,971	1,558,971
Others - net	26,055	26,055
Other current financial assets	43,191	43,191
Due from related parties - net	7,960	7,960
Other non-current financial assets	85,842	85,842
Held-for-trading:
Cross currency swaps	119,462	119,462
Available-for-sale investments:
Other long-term investments - net	2,730	2,730
Total	8,029,276	8,029,276

(1)

gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)

gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements.

Liquidity risk

The liquidity risk is defined as a risk when the cash flow position of the Companies indicates that the short-term revenue is not enough to cover the short-term expenditure.

The Companies’ liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of their telecommunications business. The Companies’ telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although the Companies have substantial existing network infrastructure, the Companies expect to incur additional capital expenditures primarily in order to focus cellular network development in areas they anticipate will be high-growth areas, as well as to enhance the quality and coverage of their existing network.

In the management of liquidity risk, the Companies monitor and maintain a level of cash and cash equivalents deemed adequate to finance the Companies’ operations and to mitigate the effects of fluctuation in cash flows. The Companies also regularly evaluate the projected and actual cash flows, including their loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Liquidity risk (continued)

The table below summarizes the maturity profile of the Companies’ financial liabilities based on contractual undiscounted payments.

	Expected maturity as of September 30, 2010
	2011	2012	2013	2014	2015 and thereafter	Total	Discount/ debt issuance costs and consent solicitation fees	Carrying value as of September 30, 2010

Accounts payable - trade	619,341	-	-	-	-	619,341	-	619,341
Procurement payable	4,000,682	-	-	-	-	4,000,682	-	4,000,682
Accrued expenses	1,767,281	-	-	-	-	1,767,281	-	1,767,281
Deposits from customers	87,115	-	-	-	-	87,115	-	87,115
Derivative liabilities	284,631	-	-	-	-	284,631	-	284,631
Other current financial liabilities	46,329	-	-	-	-	46,329	-	46,329
Due to related parties	-	20,998	-	-	-	20,998	-	20,998

Loans payable
In rupiah	1,064,933	2,654,983	984,300	1,000,000	-	5,704,216	(32,165)	5,672,051
In U.S. dollar	1,600,707	1,820,023	2,329,219	540,999	1,738,041	8,028,989	(200,827)	7,828,162
Total loans payable	2,665,640	4,475,006	3,313,519	1,540,999	1,738,041	13,733,205	(232,992)	13,500,213

Bonds payable
In rupiah	1,740,000	41,989	1,330,000	1,630,000	3,390,000	8,131,989	(31,927)	8,100,062
In U.S. dollar	-	-	-	-	5,800,600	5,800,600	(92,533)	5,708,067
Total bonds payable	1,740,000	41,989	1,330,000	1,630,000	9,190,600	13,932,589	(124,460)	13,808,129

Total	11,211,019	4,537,993	4,643,519	3,170,999	10,928,641	34,492,171	(357,452)	34,134,719

B.

COLLATERAL

The loans of Lintasarta, a subsidiary, which were obtained from CIMB Niaga, are collateralized by all equipment (Notes 9,16i and 16j) purchased from the proceeds of the credit facilities. There are no other significant terms and conditions associated with the use of collateral.

The Company itself did not hold any collateral as of September 30, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36. SUBSEQUENT EVENTS

a.

On October 5, 2010, the Company received the rating of idAA+ (stable outlook) for its local bonds and idAA(sy)+ (stable outlook) for its local sukuk from Pefindo (Note 17).

b.

On October 11, 2010, the Company made notification letters to BCA, DBS and Mandiri in relation to the Company’s plan to make early repayments for BCA credit facilities 2 and 3 (totalling Rp1,300,000), DBS (Rp400,000) and Mandiri credit facility 2 (Rp900,000), which will be paid on October 19, October 30 and November 15, 2010, respectively (Note 16).

c.

On October 12, 2010, the Company submitted appeal letters to the Tax Court regarding Decision Letter No.KEP-367/WPJ-19/BD.05/2010 and KEP-368/WPJ.19/BD.05/2010 from the DGT declining the  Company’s objection  to  the  correction   on  Satelindo’s 2002  and  2003  income  tax  article 26      (Note 6).

d.

On October 13, 2010, the Company submitted the cancellation letters to the Tax Office regarding the Tax Collection Letters (“STPs”) from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest) (Note 30b).

e.

On October 14, 2010, the Company submitted an appeal letter to the Tax Court regarding Decision Letter No.KEP-357/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 (Note 6).

f.

On October 19, 2010, the Company attended the hearing of Tax Court Decision on the acceptance of the Company’s remaining objection on the 2005  corporate income tax (Note 6).

g.

On October 19, 2010, the Company made early repayment for BCA credit facilities 2 and 3 totalling Rp1,300,000 (Note 16).

h.

On October 22, 2010, the Company paid in full the Series B of Third Indosat Bonds in Year 2003 amounting to Rp640,000 (Note 17).

i.

As of October 25, 2010, the prevailing exchange rate of the rupiah to U.S. dollar is Rp8,927 to US$1 (in full amounts), while as of September 30, 2010, the prevailing exchange rate was Rp8,924 to US$1 (in full amounts). Using the exchange rate as of October 25, 2010, the Companies suffered foreign exchange loss amounting to approximately Rp4,148 (excluding the effect of revaluing derivative contracts on October 25, 2010) on the foreign currency liabilities, net of foreign currency assets, as of September 30, 2010 (Note 35).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of September 30, 2010 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
September 30, 2010 as disclosed in Note 30a are approximately Rp2,135,367 if translated at the prevailing exchange rate as of October 25, 2010.

37.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS

The revised accounting standards and interpretations issued by the Indonesian Financial Accounting Standards Board (DSAK) up to the date of completion of the Companies’ consolidated financial statements but not yet effective as of September 30, 2010 are summarized below:

Effective on or after January 1, 2011:

•

SAK 1 (Revised 2009), “Presentation of Financial Statements”, prescribes the basis for presentation of general purpose financial statements to ensure comparability both with an entity's financial statements of previous periods and with the financial statements of other entities.

•

SAK 2 (Revised 2009), “Statement of Cash Flows”, requires the provision of information about the historical changes in cash and cash equivalents by means of a statement of cash flows which classifies cash flows during the period into operating, investing and financing activities.

•

SAK 4 (Revised 2009), “Consolidated and Separate Financial Statements”, applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and in accounting for investments in subsidiaries, jointly controlled entities and associates when separate financial statements are presented as additional information.

•

SAK 5 (Revised 2009), “Operating Segments”, requires segment information be disclosed to enable users of financial statements to evaluate the nature and financial effects of the business activities in which the entity engages and the economic environments in which it operates.

•

SAK 7 (Revised 2010), “Related Party Disclosures”, requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, and also applies to individual financial statements. Early application is allowed.

•

SAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”, prescribes how to include foreign currency transactions and foreign operations in the financial statements of an entity and translate financial statements into a presentation currency.

•

SAK 15 (Revised 2009), “Investments in Associates”, applies to the accounting for investments in associates and supersedes SAK 15 (1994), “Accounting for Investments in Associates”, and SAK 40 (1997), “Accounting for Changes in Equity of Subsidiaries/Associates”.

•

SAK 19 (Revised 2010), “Intangible Assets”, prescribe the accounting treatment for intangible assets that are not dealt with specifically in other SAKs. It requires the recognition of an intangible asset if, and only if, the specified criteria are met, and also specifies how to measure the carrying amount of intangible assets and related disclosures.

•

SAK 22 (Revised 2010), “Business Combinations”, applies to a transaction or other event that meets the definition of a business combination to improve the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects.

•

SAK 23 (Revised 2010), “Revenue”, identifies the circumstances in which the criteria on revenue recognition will be met and, therefore, revenue will be recognized. It prescribes the accounting treatment of revenue arising from certain types of transactions and events, as well as practical guidance on the application of criteria on revenue recognition.

37.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS (continued)

Effective on or after January 1, 2011 (continued):

•

SAK 25 (Revised 2009), “Accounting Policies, Changes in Accounting Estimates and Errors”, prescribes the criteria for selecting and changing accounting policies, together with the treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

•

SAK 48 (Revised 2009), “Impairment of Assets”, prescribes the procedures to be applied to ensure that assets are carried at no more than their recoverable amount and if the assets are impaired, an impairment loss should be recognized.

•

SAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”, aims to provide that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and to ensure that sufficient information is disclosed in the notes to enable users to understand the nature, timing and amount related to the information.

•

SAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations”, specifies the accounting for assets held for sale, and the presentation and disclosure of discontinued operations.

•

Interpretations of Financial Accounting Standards (ISAK) 7, “Consolidation - Special Purpose Entities”, addresses when a special purpose entity (“SPE”) should be consolidated by a reporting enterprise under the consolidation principles in SAK 4. Under ISAK 7, a company must consolidate the SPE when, in substance, the company controls the SPE.

•

ISAK 9, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, applies to changes in the measurement of any existing decommissioning, restoration or similar liability recognized as part of the cost of an item of property, plant and equipment in accordance with SAK 16 and as a liability in accordance with SAK 57.

•

ISAK 10, “Customer Loyalty Programs”, applies to customer loyalty award credits granted to customers as part of a sales transaction, and, subject to meeting any further qualifying conditions, the customers can redeem the credits in the future for free goods or services or at discounted prices.

The Companies are presently evaluating and have not yet determined the effects of these revised standards and interpretations on the consolidated financial statements.

38.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2009 consolidated financial statements which have been reclassified to allow their comparison with the accounts in the 2010 consolidated financial statements:

As Previously Reported	As Reclassified	Amount	Reason

Other current assets	Other current financial assets	25,988	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)
Due from related parties	Other non-current assets	26,325	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)

38.

RECLASSIFICATION OF ACCOUNTS (continued)

As Previously Reported	As Reclassified	Amount	Reason
Goodwill and other intangible assets - 3G license upfront fee	Prepaid expenses	64,000	Reclassification to conform with the 2010 presentation
	Long-term prepaid licenses - net of current portion	461,867	Reclassification to conform with the 2010 presentation
Long-term receivables	Other non-current financial assets	14,859	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)
Other non-current assets	Long-term prepaid rentals - net of current portion	693,345	Reclassification to conform with the 2010 presentation
	Other non-current financial assets	28,285	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)
Other current liabilities - dividend payable	Other current financial liabilities - dividend payable	5,731	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)
Accrued expenses	Other current liabilities	59,910	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)
Other current liabilities	Other current financial liabilities - others	88,398	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)
Due to related parties	Other non-current liabilities	11,776	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)
Other non-current liabilities	Employee benefit obligations - net of current portion	798,005	Reclassification to conform with the 2010 presentation
	Other non-current financial liabilities	16,712	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)
	Other current liabilities	7,059	Reclassification to conform with the presentation requirement of SAK 50 (Revised 2006)

38.

RECLASSIFICATION OF ACCOUNTS (continued)

As Previously Reported	As Reclassified	Amount	Reason
Operating revenues - cellular	Operating expenses - cost of services	161,504	Reclassification resulting from the revocation of SAK 35
Operating revenues - fixed telecommunications	Operating expenses - cost of services	161,836	Reclassification resulting from the revocation of SAK 35
Operating expenses - depreciation and amortization	Operating expenses - cost of services	25,422	Reclassification to conform with the 2010 presentation

39.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on October 25, 2010.

51